UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Borinqueneers Film LLC

Legal status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Puerto Rico

Date of Organization:
August 9, 2023

Physical Address of Issuer:
1555 Francia St., San Juan, Puerto Rico 00911

Website of Issuer: www.the65thmovie.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and six percent (6%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount of $150,000 or more directly sourced and introduced to the Offering by the Issuer or its authorized representatives shall be 3% of the amount of such investment, subject to the documentation requirements in the Offering Agreement. The

Issuer has also paid the Intermediary a one-time, non-refundable onboarding fee of $20,000 in connection with the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities issued in the Offering.

Type of Security Offered:
Revenue Participation Interest

Target Number of Securities to be Offered:
75,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):
$1,000,000

Deadline to reach the Target Offering Amount:
March 1, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
1

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$280,281.00	$597,672.00
Cash & Cash Equivalents	$48,731.00	$417,472.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$100,000.00
Long-term Debt	$658,165.00	$625,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income/(Loss)	($250,556.00)	($127,328.00)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

BORINQUENEERS FILM LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "**Issuer**", the "**Company**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. Except as required by applicable law, the Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000.00 (the "**Maximum Offering Amount**") of Revenue Participation Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Purchase Amount is $250.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 1, 2027 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Revenue Participation Agreement (attached as Exhibit B).

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be no earlier than twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be no earlier than twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Revenue Participation Agreement attached hereto as Exhibit B (the "**Revenue Participation Agreement**"), in conjunction with the following summary information. As a condition to purchasing the Securities, each Investor will be required to execute, or otherwise become a party to, and be bound by the Revenue Participation Agreement.

Revenue Participation Interests

The Company is offering revenue participation interests related to the feature-length motion picture currently entitled *The 65th* (the "Picture"), together with all rights in and to the Picture and all allied, ancillary and derivative rights related thereto, including all revenue streams tied to the Picture, including revenues from merchandising, soundtrack and music rights and theatrical, streaming, digital, television and airline exploitation (the "**Revenue Participation Interests**" or "**Securities**").

The Revenue Participation Interests are contractual participation rights only and do not constitute membership interests, equity interests or other ownership interests in the Company and do not provide Investors with any voting, management or other governance rights with respect to the Company or the Picture.

For purposes hereof, an Investor's "**Participation Purchase Price**" means the aggregate gross amount paid by such Investor for the Revenue Participation Interests purchased in this Offering, without deduction for any intermediary fees, commissions or other offering expenses.

For purposes hereof, a holder's "**Participation Percentage**" will equal the number of Revenue Participation Interests held by such holder divided by the aggregate number of Revenue Participation Interests issued in connection with this Offering, including the Revenue Participation Interests issued to the Intermediary as described below.

As compensation for its services in connection with the Offering, the Intermediary will receive Revenue Participation Interests equal to two percent (2%) of the total Revenue Participation Interests issued as part of this Offering. The Revenue Participation Interests issued to the Intermediary will be of the same class and have the same terms, conditions and rights as the Revenue Participation Interests sold to Investors. Because the Intermediary will pay no Participation Purchase Price for its Revenue Participation Interests, its Recoupment Amount, calculated pursuant to the same formula applicable to Investors, will be zero.

Gross Proceeds and Adjusted Gross Proceeds

"**Gross Proceeds**" means one hundred percent (100%) of all non-refundable amounts actually received by or credited to the Company from the distribution, licensing, sale or other exploitation of the Picture throughout the world, in perpetuity and in all media now known or later developed.

Gross Proceeds include amounts received from theatrical, non-theatrical, television, streaming, home entertainment and other distribution of the Picture and from the exploitation of any allied, ancillary or derivative rights relating thereto, including licensing, merchandising, publishing, soundtrack and music rights, and other commercial exploitation of the Picture and its underlying intellectual property.

With respect to any remake, sequel, prequel, spin-off, episodic series or other derivative production based upon the Picture or its underlying intellectual property, Gross Proceeds will include any option fee, purchase price, license fee, royalty, producer participation or other consideration received by or credited to the Company in connection with such derivative production. Gross Proceeds will not include the gross revenues of a separately financed derivative production itself except to the extent such revenues are payable to or received by the Company pursuant to its rights therein.

Gross Proceeds will not include amounts constituting financing of the Picture, including investments, loans, grants, minimum guarantees or advances used to finance production, except to the extent any such amount subsequently becomes non-refundable consideration payable for the exploitation of the Picture.

Tax credits, rebates and other governmental production incentives will not constitute Gross Proceeds and may be applied to production costs or the repayment of any tax credit or other financing incurred against such incentives; provided that, to the extent any such amounts are actually received and retained by the Company after payment of applicable production costs and repayment of any financing secured by or otherwise payable from such amounts, the net amount thereof will be deemed Gross Proceeds and distributed pursuant to the waterfall described below.

"**Adjusted Gross Proceeds**" means Gross Proceeds less all actual, verifiable third-party costs and expenses incurred in connection with the distribution, licensing and other exploitation of the Picture, including distribution and sales agency fees and expenses, advertising and marketing expenses, collection account fees, legal and other third-party exploitation costs, residuals and other guild or union obligations, delivery expenses, taxes and other customary third-party costs directly attributable to the exploitation of the Picture.

No cost or expense may be deducted more than once or deducted to the extent it has previously been paid or reimbursed from production financing or another source and is not itself subject to recoupment from Gross Proceeds. Except as otherwise disclosed, payments to the Company or its affiliates will not be deductible unless they constitute reimbursement of actual third-party costs or are incurred on terms no less favorable to the Picture than would reasonably be available in an arm's-length transaction.

In determining the amount of Adjusted Gross Proceeds available for distribution, the Company may establish reasonable reserves for anticipated expenses, liabilities and obligations relating to the Picture. Amounts placed in reserve will not constitute permanent deductions from Adjusted Gross Proceeds and, when no longer reasonably required, will be released and become available for distribution under the waterfall described below.

"**Participating Financing**" means the aggregate cash financing contributed to the development and production of the Picture by Investors in this Offering and all other investors whose financing is entitled to recoup the amount invested plus the applicable contractual premium, on a pari passu basis with the Investors in this Offering, and thereafter participate in the Investor Pool. Participating Financing does not include non-participating debt or other loans, bridge or gap financing, tax credits or tax credit financing, grants, minimum guarantees, pre-sales, deferred compensation or other financing or consideration that is not entitled to participate in the Investor Pool.

The percentage of the Participating Financing represented by this Offering (the "**Offering Financing Percentage**") will equal the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture.

The Company currently anticipates that the production budget for the Picture will be approximately $25 million, although the final production budget and filming locations have not yet been finalized and may change based on, among other things, filming locations, casting, production incentives and other production considerations. The Target Offering Amount of $75,000 and the Maximum Offering Amount of $1,000,000 are each less than the anticipated production budget. Accordingly, if the Company raises only the Target Offering Amount, or otherwise raises less than the amount required to finance the production and exploitation of the Picture, the Company expects to obtain additional financing from other sources, which may include film financiers and strategic or corporate partners, international pre-sales based on cast attachments, production tax credits, rebates and other incentives, and bridge or other financing related to pre-sales and production incentives.

To the extent any additional financing constitutes Participating Financing, such financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool attributable to the holders of the Revenue Participation Interests issued in this Offering. To the extent additional financing does not constitute Participating Financing, including debt, bridge or gap financing, tax credit financing or other non-participating financing, such financing will not reduce the Offering Financing Percentage, although such financing may have repayment or other rights that are senior to distributions payable to Investors. The final Offering Financing Percentage therefore cannot be determined until the financing of the Picture has been completed. The Company may negotiate different economics or priority arrangements with future industry financiers if commercially necessary, including repayment or other rights that may be senior to distributions payable to Investors.

Investor Recoupment and Participation

Investors will be eligible to receive distributions from Adjusted Gross Proceeds as follows:

- *First,* subject to the repayment of any loans, advances, bridge, gap or other debt or debt-equivalent financing having priority over the Participating Financing, one hundred percent (100%) of Adjusted Gross Proceeds available for distribution will be distributed to all investors providing Participating Financing for the Picture, including Investors in this Offering and any other investors providing Participating Financing before or after this Offering, in proportion to their respective unrecouped Recoupment Amounts, on a pari passu and pro rata basis, until each such investor has received its Recoupment Amount in full. Each Investor in this Offering will have a "**Recoupment Amount**" equal to one hundred twenty percent (120%) of such Investor's Participation Purchase Price, consisting of the return of such Investor's Participation Purchase Price plus a twenty percent (20%) premium. The Recoupment Amount for the existing $625,000.00 development financing is one hundred twelve and one-half percent (112.5%) of the amount financed, reflecting its twelve and one-half percent (12.5%) premium, and shall be recouped on a pari passu and pro rata basis with Investors in this Offering.

- *Second,* following payment in full of all Recoupment Amounts, any fixed or determinable deferred compensation, bonuses and other deferred production compensation payable to cast, crew, producers or other service providers in connection with the Picture pursuant to bona fide written agreements will be paid; and

- *Thereafter,* all remaining Adjusted Gross Proceeds will constitute "**Net Proceeds**," of which fifty percent (50%) will constitute the "**Investor Pool**" and fifty percent (50%) will constitute the "**Producer Pool**."

The holders of the Revenue Participation Interests issued in this Offering, including the Intermediary, will collectively be entitled to that portion of the Investor Pool equal to the Offering Financing Percentage. Each such holder will be entitled to its Participation Percentage of such amount.

Accordingly, if this Offering constitutes all of the Participating Financing for the Picture, the holders of the Revenue Participation Interests will collectively be entitled to the entire Investor Pool. If the Company obtains additional Participating Financing, the holders of the Revenue Participation Interests will be entitled to a proportionately smaller share of the Investor Pool.

The Offering Financing Percentage cannot be determined at the time an Investor makes an investment commitment and will not be fixed until the Company has obtained all Participating Financing for the Picture. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including

after the closing of this Offering, without notice to or the consent of the holders of the Revenue Participation Interests. Each acceptance of additional Participating Financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool to which the holders of the Revenue Participation Interests are collectively entitled. An Investor purchasing Revenue Participation Interests in this Offering therefore will not know, at the time of purchase, the percentage of the Investor Pool that such Investor will ultimately be entitled to receive.

Additional Participating Financing will not reduce the Recoupment Amount payable to any Investor; however, because all investors providing Participating Financing recoup on a pari passu and pro rata basis, additional Participating Financing will increase the aggregate amount required to be recouped and may delay or reduce the likelihood that an Investor receives its Recoupment Amount in full.

Certain existing development investors have negotiated fixed net-profit participations, as described under "Previous Offerings of Securities." Each such investor will receive its ordinary pro rata share of the Investor Pool, and any additional amount required to satisfy its fixed net-profit participation will be paid solely from the Producer Pool. Such additional amounts will not reduce the allocations to other investors from the Investor Pool. Three (3) development investments of $21,667.00 each also provide for repayment of principal plus a twenty percent (20%) premium from the production budget once the Picture is fully financed, no later than the first day of principal photography. A separate $250,000.00 development investment provides for repayment of principal plus a twenty percent (20%) premium from the earliest available feature production financing proceeds when the Picture is greenlit for production. Closing this Offering alone does not trigger that repayment. Any principal and premium so repaid will reduce the applicable investor's unrecouped Recoupment Amount to prevent duplicate recovery of the same principal and premium. Repayment of principal and premium, including repayment from production financing, shall not terminate the existing investors' subsequent participation in the Investor Pool or their fixed net-profit participations. The original principal amounts of the existing $625,000.00 financing, the separate $250,000.00 financing and each of the three $21,667.00 financings shall remain included in Participating Financing for purposes of calculating the Offering Financing Percentage and their pro rata shares of the Investor Pool; such repayments shall reduce only their unrecouped Recoupment Amounts.

Any contingent profit or revenue participations granted to producers, actors, directors, writers or other service providers in connection with the Picture will be charged against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors, unless otherwise specifically disclosed in this Form C. For the avoidance of doubt, a contingent profit or revenue participation will not constitute deferred compensation solely because the amount payable later becomes fixed or determinable.

No Guarantee of Recoupment or Profit Participation

The Revenue Participation Interests are speculative investments. There can be no assurance that the Picture will be completed, distributed or commercially successful or that the Picture will generate sufficient Gross Proceeds or Adjusted Gross Proceeds to permit any Investor to receive all or any portion of such Investor's Recoupment Amount. Even if an Investor receives its full Recoupment Amount, there can be no assurance that the Picture will thereafter generate sufficient Net Proceeds to result in any additional distributions from the Investor Pool. Investors could lose their entire investment.

Payment to Investors

Any recoupments and returns to which Investors are entitled will be paid on a quarterly basis for the first three (3) years following the Company's first receipt of Gross Proceeds, commencing within ninety (90) days following the end of the first calendar quarter in which the Company receives Adjusted Gross Proceeds available for distribution. Thereafter, payments, if any, will continue on an annual basis, in each case subject to the Company's receipt of amounts available for distribution and any permitted reserves.

Not Equity Interests

The Securities are not equity interests in the Issuer and provide a right to share in revenues from the Picture, as set forth above.

Voting and Control

The Securities do not have any voting rights.

The Issuer does not have any voting agreements in place.

The Issuer has an Operating Agreement in place but Investors will not be a party to it.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that additional Participating Financing will reduce the Offering Financing Percentage, and additional issuances of Revenue Participation Interests may reduce an Investor's Participation Percentage.

Restrictions on Transfer

Any Securities sold pursuant to Regulation Crowdfunding may not be transferred by an Investor during the one-year period beginning on the date the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined in Rule 501(a) of Regulation D under the Securities Act; (3) as part of an offering registered with the Securities and Exchange Commission; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law or brother-in-law and includes adoptive relationships.

Each Investor should be aware that, even after the expiration of the one-year transfer restriction, there is no established public market for the Securities and there can be no assurance that any purchaser will be available for the Securities.

Investors may be subject to additional transfer restrictions pursuant to the Revenue Participation Agreement.

Blockchain Instruction Tokens and Holding Arrangements

The Securities shall be issued in uncertificated book-entry form. If the Securities are held directly by Investors, they shall be registered in the name of each Investor or its permitted assigns on the books and records maintained by a transfer agent appointed by the Company (the "**Transfer Agent"),** which shall constitute the official record of ownership. Within one hundred and eighty (180) days of a Closing, an Investor may be able to receive one digital blockchain token (each, a "Blockchain Instruction Token" or "**BIT**") in respect of each Security held by or for the benefit of the Investor, to the Investor's eligible wallet address on the applicable blockchain. The Company has the right, but not the obligation, to mint and distribute BITs. BITs, if issued, may serve as a technological means of providing an instruction to the Company or Transfer Agent to register a transfer of a directly registered Security, or an entitlement order or other instruction to the Custodian described below with respect to a Security held through a custodial or nominee arrangement. Ownership or control of a BIT or its wallet shall not, by itself, establish record ownership of, or a security entitlement with respect to, the corresponding Security. Ownership and rights shall be determined under the applicable holding arrangement and the books and records maintained by the Transfer Agent or Custodian, as applicable. Any transfer remains subject to applicable law, the Revenue Participation Agreement and the applicable procedures of the Company, Transfer Agent or Custodian.

If the Company determines that the Securities shall be held through a custodian, the Company and Investor shall appoint and authorize BitGo Bank & Trust, National Association, together with its successors and assigns (the "**Custodian**"), to hold the Securities in registered form in the Custodian's name or the name of its nominee for the benefit of the Investor and its permitted assigns. The Custodian shall hold the Securities through the applicable securities account or other custodial arrangement. The Custodian may acquire the Securities as a "protected purchaser" within the meaning of Section 8-303 of the applicable Uniform Commercial Code, and the Investor may acquire a "security entitlement" in accordance with Article 8 of the applicable Uniform Commercial Code and the applicable custody or account agreement.

An Investor holding through the Custodian shall authorize registration in the Custodian's or its nominee's name, establish and maintain the required account and enter into the custody, account or other agreement required by the Custodian. That agreement shall govern the rights and obligations of the Investor and Custodian with respect to the account, Securities and any related security entitlement. A transfer of a BIT may constitute an entitlement order or other instruction under the Custodian's applicable procedures. The Custodian may assign or delegate its rights or obligations and transfer the Securities to a permitted successor, assign, affiliate or nominee in accordance with the applicable custody or account agreement.

The Company may determine the applicable holding arrangement, which shall be disclosed to Investors and reflected in the applicable books and records. The Company may transition the Securities between permitted holding arrangements, subject to applicable law and the procedures, agreements and actions required by the Transfer Agent, Custodian or other applicable service provider.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities, when issued, will be fully paid and nonassessable.

Investment Perks

Investors will be eligible for the following promotional perks based on the amount invested:

All perks are cumulative.

Early bird (first 48 hours, waitlist)

- First 300 investors hold Founding numbers 001–300 on the website Honor Roll and their certificate
- Live online Q&A with Anthony Ramos, Tony Nardolillo and Lesley Paterson

$250

- Digital poster that doubles as your investment certificate, with your name and investor number
- Honor a veteran: name a family member who served, added to the film's Honor Roll on the website
- Name on the investor Honor Roll, numbered in investment order

$500

- Online screenwriting masterclass with Lesley Paterson, BAFTA-winning co-writer of *All Quiet on the Western Front*
- Production diary from set

$1,000

- Live online Q&A with Anthony Ramos, Tony Nardolillo and Lesley Paterson
- Seat at the New York investor screening on December 18, 2026, with a live set from Anthony Ramos. Limited to 100 seats, allocated on a first-come, first-served RSVP basis, subject to the closing requirement below.
- Invitation to the official wrap party
- Name on the "Investors of The 65th" card in the end credits

Note: This screening perk is available only to qualifying Investors whose investments close before December 18, 2026. An intermediate closing must occur before that date in accordance with the closing procedures described in this Form C. If an Investor's investment has not closed before the screening, including because no intermediate closing occurs, that Investor shall not receive this screening perk. The March 1, 2027 Offering Deadline does not extend eligibility for this event.

$2,500

- Priority questions in the live Q&A
- Personal video message from a member of the cast (capped to a total of 30)
- Printed, signed and numbered edition of your certificate poster

$5,000

- Small-group video call with Anthony Ramos and Lesley Paterson, up to 10 investors per call

$10,000 · The Vanguard

- Personal video message from Anthony Ramos, Ismael Cruz Cordova and Amaury Nolasco (capped to a total of 15)

$25,000 · The Honor Guard

- A seat at the world premiere and after-party (capped to 5 tickets)
- 1:1 Zoom with the director Anthony Nardolillo

$50,000 · The Regiment

- Individual Special Thanks credit in the film and on IMDb

$100,000 · The Brotherhood

- Set visit day
- Dinner with Anthony Ramos, Tony Nardolillo and the cast

$250,000 · The Valor Circle

- Appear on screen as a soldier of the 65th Infantry Regiment
- Co-Executive Producer credit

Additional Conditions

All perks are promotional and do not modify the economic or other rights associated with the Securities. Film and producer credits are honorary only and provide no additional compensation, revenue participation, ownership, employment, approval, management or control rights. All creative decisions remain with the filmmakers and production team. Certain perks depend on production, completion, release, final cut, third-party contracts, schedules and availability and may be modified or unavailable if the applicable event does not occur. Set visits and appearances as an extra are subject to production schedules, applicable guild or union requirements and production rules. An appearance as an extra does not guarantee inclusion in the final released Picture. Investors are responsible for their own travel, accommodation, meals and other expenses associated with set visits, premiere attendance and other in-person perks. The Issuer will not cover or reimburse these expenses. The Issuer is responsible for administration and fulfillment of all perks, and Investors may be required to provide information or take reasonable steps requested by the Issuer to receive a perk. Whatever is capped is offered on a first-come-first-served basis.

COMMISSION AND FEES

Cash Commission

The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and six percent (6%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount of $150,000 or more directly sourced and introduced to the Offering by the Issuer or its authorized representatives shall be 3% of the amount of such investment, subject to the documentation requirements in the Offering Agreement. The Issuer has also paid the Intermediary a one-time, non-refundable onboarding fee of $20,000 in connection with the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities issued in the Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We are still in an early phase and are continuing to develop and implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Substantial doubt exists about the Company's ability to continue as a going concern.
The independent accountant's review report includes a discussion of substantial doubt about the Company's ability to continue as a going concern. The Company has generated no revenues, incurred recurring losses and negative operating cash flows and remains dependent on additional financing. As of December 31, 2025, the Company had $48,731.00 in cash and an accumulated member's deficit of $377,884.00. Management's financing plans and subsequent financing have not fully alleviated that substantial doubt. If sufficient financing is unavailable, the Company may be required to delay, reduce or discontinue development and production, and Investors could lose their entire investment.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Issuer's success depends on the experience and skill of its manager.
We are dependent on our manager, Anthony Nardolillo (the "**Manager**"). The Manager may not devote his full time and attention to the matters of the Issuer. The loss of the Manager could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in entertainment industry. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Dependence to secure domestic and international distribution.
The ultimate success of the Picture in the marketplace will depend on the Company's ability to secure domestic and international distribution for the Picture on terms and conditions customary in the industry. The Company has not yet secured such distribution agreements and there is no assurance, and none is given, that such distribution will be secured or, if it is secured, that it will be secured on terms and conditions favorable to the Company.

Uncertain Economic Conditions.
The entertainment business and market is unpredictable. Changes in world, national and local economic conditions affect such business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or the escalation or further outbreak of armed conflict involving the United States. Any negative change in the general economic conditions in the United States, or in any other material portion of the worldwide economy could adversely affect the Picture's revenues and, therefore, investment returns to Investors. The economic performance of a film cannot be assured because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic performance of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

There may never be any Net Proceeds.
In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to produce content and develop stories and characters appealing to a broad audience and the effective marketing of the motion picture. The revenues to be received by the Company from the Picture are therefore highly uncertain and speculative. The Company's revenues are expected to be derived from the distribution of the Picture and ancillary rights. There can be no assurance that any Net Proceeds will be received by the Company, or that after customary deductions and expenses, the Company will be able to distribute Net Proceeds to Investors.

Uncertainty of success of the Picture.
Net Proceeds may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Company cannot make, and has not made, any assurances (i) as to the amount of Net Proceeds that will be or may be derived from or collected in connection with the distribution and exploitation of the Picture and its ancillary rights, or (ii) that the Picture will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis. Any revenue projections or comparisons to other motion pictures depend on assumptions that may not be realized and are not guarantees of performance. Reported box-office receipts of comparable films do not represent amounts available for distribution to their investors, and the Picture may perform materially worse than the films used as comparisons.

Competition.
The number of feature films or television series released by competitors may create a situation of oversupply in the market, and may make it more difficult for the Picture to succeed. Should the supply of feature films or television series exceed audience demand, it will be more difficult to find distribution for the Picture or generate revenues from the release of the Picture. If the distributor for the Picture is less successful than its competitors at convincing exhibitors to show its films, and the Company's competitors increase the number of films available for distribution and the number of exhibition screens remains static, it could be more difficult for the distributor of the Picture to release the film during optimal release periods, which could reduce Net Proceeds and have an adverse effect on the Company's revenues and therefore on the Company's business, financial condition and results of operations.

Piracy.
Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the Picture. Additionally, in order to contain this problem, the distributor of the Picture may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Picture. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy. Any of these occurrences could have a material adverse effect on the Picture's success.

Intellectual Property infringement claims.
One of the risks of the entertainment business is the possibility that others may claim that the production of a project misappropriates or infringes the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. Any such assertions or claims may materially adversely affect the Company's ability to develop and finance its projects. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on the Company's ability to develop, produce and distribute the Picture.

Distributors' failure to promote the Picture.
The decisions of the Picture's distributor regarding the timing of release and promotional support of the Picture are important in determining the success of the Picture. The Company does not control the timing and manner in which its distributors distribute the Picture. Any decision by the distributors of the Picture not to distribute or promote the Picture or to promote the Company's competitors' motion pictures to a greater extent than they promote the Picture could have a material adverse effect on the Picture's success.

Entertainment investments.
The production, distribution and other exploitation of entertainment productions are highly speculative, and traditionally have involved a high degree of risk. The record for independent (non-major) productions may not be much better. Only a small percentage of projects seeking production funding, such as the Picture, ever receive full production funding and are made. Further, it is generally believed in the entertainment industry that only a relatively small percent of projects is sufficiently successful to recover production and distribution costs. The success of entertainment productions is dependent upon a variety of factors over which the Company will have limited or no control, such as public taste, critical reviews, promotion and distribution, and the popularity of other entertainment productions then being financed or distributed.

Changes in government regulation could adversely impact our business.

The motion picture and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. The Company and the production, distribution and exploitation of the Picture may be affected by laws and regulations concerning intellectual property, employment, immigration, workplace safety, taxation, production incentives and other matters in the jurisdictions in which the Company operates or the Picture is produced or exploited. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company, the Picture and amounts available for distribution to Investors.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact consumer demand for our Picture. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position.

The Picture may be produced without a completion bond.
The Company has included costs for a completion bond in its working production budgets, but inclusion of those costs does not assure that a completion bond will be obtained. Certain financing arrangements, including pre-sale, tax-credit or other production financing, may require the Company to obtain a completion bond as a condition to such financing. If the Picture is produced without a completion bond, there will be no third-party guaranty of completion. There are substantial risks associated with film production, including death or disability of key personnel, delays, destruction or malfunction of sets or equipment, cost overruns, scheduling issues and other production difficulties. Any such circumstances could materially increase the cost of production or result in the Picture being delayed, materially modified or abandoned.

The Picture may not utilize a collection account, which could increase the risk that revenues are not properly collected or distributed.
The Issuer may elect not to establish a collection account or enter into a collection account management agreement with an independent collection account manager in connection with the Picture. Collection accounts are commonly used in independent film financing to provide for the centralized collection of certain revenues generated by a motion picture and the distribution of those revenues in accordance with an agreed-upon payment waterfall. If a collection account is not established, revenues generated by the Picture may instead be received and administered directly by the Company, a distributor, sales agent or other third party. As a result, there may be no independent third party responsible for collecting Picture revenues and distributing such revenues in accordance with the Company's contractual obligations to Investors. This could increase the risk of delays, errors, disputes, commingling or misapplication of funds and could make it more difficult for the Company to monitor, recover or enforce payment of amounts generated by exploitation of the Picture. Any such circumstances could reduce or delay amounts available for distribution to Investors, including the return of their invested capital or payment of any participation in profits.

The size of your participation in the Investor Pool is not fixed at the time you invest and may be reduced.
Your share of the Investor Pool depends on the Offering Financing Percentage, which equals the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture. That figure cannot be calculated when you make your investment commitment, because the Company has not yet obtained all of the financing for the Picture. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of this Offering, without notice to you and without your consent. Each time it does so, the Offering Financing Percentage will decrease, and the portion of the Investor Pool to which the holders of the Revenue Participation Interests are collectively entitled will decrease with it. You will not know, at the time you purchase Revenue Participation Interests, what percentage of the Investor Pool you will ultimately be entitled to receive, and that percentage may be materially smaller than you anticipate. Additional Participating Financing will not reduce your Recoupment Amount, which will remain equal to one hundred twenty percent (120%) of your Participation Purchase Price. However, all investors providing Participating Financing recoup on a pari passu and pro rata basis out of the same Adjusted Gross Proceeds. Additional Participating Financing therefore increases the total amount that must be recouped before any Net Proceeds are available, which may delay payment of your Recoupment Amount, reduce the likelihood that you receive it in full,

and reduce or eliminate any distributions from the Investor Pool. See "Revenue Participation Interests" for a description of these terms.

The Company's development materials do not assure completion or commercial success of the Picture, and the Picture's cast, locations and schedule may change.
The Company has completed a short film as development material for the Picture. Completion of these development materials does not assure that the Company will obtain the financing, talent commitments or distribution arrangements necessary to produce and commercially exploit the Picture. Favorable responses to the development materials do not establish that audiences or distributors will respond similarly to the Picture. Cast attachments and proposed production arrangements may be subject to contractual conditions, availability and the Company's ability to secure sufficient financing. Changes in cast, production locations, schedules or other elements of the production may increase costs, delay production or adversely affect the Picture's commercial prospects.

Production incentives may be unavailable, delayed, reduced or lost, and the Company has previously been denied an extension under its Puerto Rico tax-incentive decree.
The Company's financing plan contemplates reliance on production tax credits and other incentives. The Puerto Rico Department of Economic Development and Commerce denied the Company's request for a second extension of the deadline to commence principal photography under its tax-incentive decree, and the Puerto Rico Court of Appeals affirmed that denial on February 27, 2026. The decision did not itself revoke the decree. The Company recognized a noncash loss of $125,000.00 in 2025 on the tax-incentive deposit after the required deadline to commence principal photography was not met and the deposit became nonrecoverable. The Company intends to submit a new Puerto Rico tax-incentive application once sufficient financing has been raised and to apply for Kentucky production incentives. The availability and amount of those incentives will depend on obtaining new approvals and satisfying the applicable conditions. Any inability to obtain, maintain, qualify for or monetize anticipated incentives could create a financing shortfall, increase borrowing costs or require changes to production locations, scope or timing.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to periodic reports and annual financial statements audited by an independent accounting firm. A review of financial statements by an independent certified public accountant is more limited in scope than an audit and does not provide an audit opinion. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Subject to the purposes and allocations described under "Use of Proceeds," the Issuer will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. Investors may cancel an investment commitment until forty-eight (48) hours before the closing applicable to that commitment, subject to the procedures and notices described in this Form C. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

No Guarantee of Return on Investment

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

If the Company raises less than the amount required to finance the Picture, the Company will need to obtain additional financing.

The Company currently anticipates that the production budget for the Picture will be approximately $25 million, although the final production budget and production locations have not yet been finalized. The Target Offering Amount of $75,000 and the Maximum Offering Amount of $1,000,000 are each substantially less than the anticipated production budget. Even if the Maximum Offering Amount is raised, the Offering will fund only a small portion of the anticipated production budget, and the Company will remain dependent on substantial financing from other sources. Accordingly, if the Company raises only the Target Offering Amount, or otherwise raises less than the amount required to finance and complete the Picture, the Company will need to obtain additional financing. There can be no assurance that such additional financing will be available when required or on terms acceptable to the Company. If the Company is unable to obtain sufficient additional financing, production of the Picture could be delayed, materially modified or abandoned, in which case Investors could lose all or a substantial portion of their investment. Additional financing may also adversely affect the economic interests of Investors. To the extent additional financing constitutes Participating Financing, it will reduce the Offering Financing Percentage and the portion of the Investor Pool attributable to the Securities issued in this Offering. Other financing, including debt, bridge or gap financing and tax credit financing, may have repayment rights senior to the Investors and may therefore reduce or delay the Adjusted Gross Proceeds available for payment of Investors' Recoupment Amounts and participation in Net Proceeds. The Company may also negotiate different economics or priority arrangements with future industry financiers if commercially necessary, which could further reduce or delay amounts available for distribution to Investors.

Risks Related to the Securities

The Company's Puerto Rico organization and differing tax treatment may result in additional taxes, withholding and reporting obligations.

As described in the financial statements, the Company is treated as a corporation for Puerto Rico income tax purposes and as a disregarded entity for U.S. federal income tax purposes, with its taxable income or loss attributable to its sole member. Puerto Rico taxes imposed on the Company may reduce amounts available for distribution. The Securities

are contractual revenue participation rights and do not confer membership interests in the Company. Investors should not assume that purchasing the Securities entitles them to allocations of the Company's income, losses or tax benefits.

The U.S. federal and Puerto Rico income tax treatment of payments under the Securities depends on the characterization and source of the payments and each Investor's circumstances. Payments may be subject to ordinary income tax, withholding and information reporting, and Puerto Rico withholding may apply to certain Puerto Rico-source payments to Investors who are U.S. persons residing outside Puerto Rico. Investors may be required to provide tax documentation or file additional tax returns or information reports. Required withholding may reduce cash received, and an Investor may not obtain a full credit or refund for taxes imposed in another jurisdiction. Each Investor should consult its own tax advisor regarding these consequences.

Investors will not have voting rights.
Investors are not equity owners of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities will not be freely tradable under the Securities Act until one year from when securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States during the first year after issuance except pursuant to the exceptions in Rule 501 of Regulation CF. After that period, transfers remain subject to applicable securities laws and the Revenue Participation Agreement. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The use of Blockchain Instruction Tokens and related technology may be subject to cybersecurity, operational and technology risks.
The Company may issue Blockchain Instruction Tokens ("**BIT**s") as a technological means by which Investors may provide instructions regarding transfers of the Securities. BITs, digital wallets, blockchain networks and related software and systems may be subject to hacking, theft, loss of private keys or other access credentials, network disruptions, software bugs, coding errors, malicious attacks and other technological or operational failures. The systems and procedures of the Company's transfer agent and any Custodian may also experience errors, delays or interruptions. Any such event could delay, disrupt or prevent an Investor from using a BIT to effect a transfer of Securities and could adversely affect the liquidity or transferability of the Securities. A BIT does not itself constitute or determine ownership of the corresponding Security. Ownership of, or a security entitlement with respect to, the Securities shall be determined under the applicable holding arrangement and the books and records maintained by the Transfer Agent or Custodian, as applicable. Accordingly, the loss, theft or compromise of a BIT or an Investor's digital wallet would not, by itself, result in the loss of ownership of, or a security entitlement with respect to, the underlying Security, although it could interfere with or delay the Investor's ability to transfer the Security.

Investors are not equity holders of the Issuer.
Investors are not equity holders of the Issuer and will not have an ownership claim to the Issuer or to any of its assets.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

The Securities are unsecured contractual obligations and Investors may have limited recovery in the event of the Company's bankruptcy or dissolution.
The Securities do not constitute equity interests in the Company and are not secured by any lien on the Company or the Picture. Holders' rights to payment are unsecured contractual claims and are subject to the rights of secured creditors, lenders and other creditors having priority under applicable law. In the event of the Company's bankruptcy,

insolvency, liquidation or dissolution, there may be insufficient assets to satisfy the Company's obligations to Investors, and Investors may recover little or nothing.

Investors will have limited inspection or information rights.
Investors are not "members" of the Issuer and will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Company, other than as may be required by law or provided in the Revenue Participation Agreement. Members of the Company may have such rights. Regulation CF requires annual reports on Form C-AR until the Company becomes eligible to terminate its ongoing reporting obligations, as well as certain offering-related disclosures and updates. Additionally, there are numerous methods by which the Company can terminate annual report obligations, after which Investors may receive only the information required by the Revenue Participation Agreement or other applicable law. This lack of information could put Investors at a disadvantage in general and with respect to other security holders of the Company. In addition, the Company is not currently subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose securities were registered under the Exchange Act, and which is subject to the reporting regulations provided by the Exchange Act.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Borinqueneers Film LLC (the "**Company**" or the "**Issuer**") is a **Puerto Rico** limited liability company formed on August 9, 2023. The Company was formed for the purpose of developing, financing, producing, owning, distributing and otherwise exploiting the feature-length motion picture currently entitled *The 65th* (the "**Picture**"), together with the allied, ancillary and derivative rights related thereto.

The Company is currently in the development and financing stage. The Company intends to finance the development and production of the Picture through a combination of proceeds from this Offering, additional private film financing and strategic investment and available production incentives and related financing. There can be no assurance that the Company will obtain all financing necessary to produce and complete the Picture.

As part of development of the Picture, the Company has completed a twenty-five (25) minute short film using prior private financing. This development material is intended to demonstrate the proposed feature's tone, performances and production approach and to support financing, audience development and marketing efforts.

The Company intends to generate revenues through the distribution and other commercial exploitation of the Picture and its related intellectual property and ancillary and derivative rights, including through theatrical, television, streaming, digital, airline and other distribution and licensing arrangements, merchandising, publishing, soundtrack and music exploitation, remake, sequel, prequel, spin-off, episodic, series and other derivative rights.

Business Plan

The Company's principal business objective is to finance, produce and commercially exploit the Picture and the intellectual property associated with it.

The 65th is a historical war drama based on the experiences of the predominantly Puerto Rican 65th Infantry Regiment, known as the Borinqueneers, during the Korean War. The story follows the regiment's service, the discrimination its soldiers experienced and the mass court-martial proceedings involving members of the regiment. The narrative intercuts the soldiers' battlefield experiences with life in Puerto Rico and explores themes of identity, brotherhood, sacrifice and recognition.

The Company currently anticipates a production budget of approximately $25 million, although the final budget may change based on, among other things, casting, production locations, production incentives, financing arrangements and other production considerations. The budget includes development costs already incurred, including production

of the completed short film, which were funded through prior private investments. In addition to the proceeds of this Offering, the Company intends to seek additional financing from film industry investors and strategic partners and to utilize available production tax credits, rebates and other incentives and related bridge financing. The Company also intends to pursue international pre-sales and related financing based on the Picture's creative package and cast attachments. The Company may also consider other customary sources of film financing as necessary or appropriate. Neither the $75,000 Target Offering Amount nor the $1,000,000 Maximum Offering Amount will be sufficient to finance the Picture's anticipated production budget.

The Company currently plans to film in Puerto Rico and Kentucky, with the final locations dependent on financing, available incentives, production logistics and other considerations. The Company currently targets principal photography in the first half of 2027 and completion of post-production in early 2028, subject to financing, cast availability and the final production schedule.

The planned creative team includes Anthony Nardolillo as director and Lesley Paterson and Brian Bloom as writers. The Company identifies Anthony Ramos, Ismael Cruz Córdova, Amaury Nolasco, JR Villareal, Jacnier and Rick Gonzalez as attached cast. Final casting and production arrangements remain subject to applicable agreements, schedules and financing.

As part of its financing and production strategy, the Company intends to seek domestic and international distribution and licensing opportunities through one or more distributors, sales agents, streaming platforms, broadcasters, exhibitors or other licensees. The Company intends to pursue a domestic distribution partner and international pre-sales before principal photography, while retaining flexibility to pursue a worldwide acquisition or territory-by-territory distribution. The terms, timing and scope of any distribution arrangements have not yet been determined, and there can be no assurance that the Company will obtain distribution for the Picture on commercially favorable terms or at all.

In addition to exploitation of the completed feature film, the Company intends to pursue opportunities to develop and commercialize the broader intellectual property associated with the Picture through ancillary and derivative products and rights, which may include merchandising, publishing, music and soundtrack exploitation, and subsequent or derivative productions. The nature and extent of any such exploitation will depend upon the commercial performance of the Picture, market conditions, available financing and the Company's ability to enter into suitable third-party arrangements.

The Company's proposed marketing strategy includes screenings and promotion of the completed short film developed for the Picture, engagement with Puerto Rican and other Latino communities, military and veterans communities, cultural organizations and audiences interested in historical films. The Company also intends to use cast participation, music and soundtrack opportunities, social media and festival exposure to develop awareness of the Picture.

Products and Services

The Company's principal products and services are expected to consist of the production and commercial exploitation of the Picture and its related intellectual property, including the following:

Feature Film. The Company is developing and intends to produce *The 65th* feature film. Following completion, the Company intends to generate revenues from the distribution and exploitation of the Picture through theatrical, streaming, television, digital, airline, home entertainment and other distribution channels.

Film and Intellectual Property Licensing. The Company intends to license and otherwise commercially exploit rights relating to the Picture and its underlying intellectual property, including distribution and licensing rights and applicable allied, ancillary and derivative rights. Revenues may include license fees, royalties and other consideration received in connection with such exploitation.

Merchandising and Music. The Company intends to pursue merchandising, soundtrack and music opportunities associated with the Picture, subject to obtaining or controlling the necessary rights and entering into appropriate third-party arrangements.

Customer Base

The Company's anticipated audience includes consumers of feature films and other entertainment content, with a particular focus on Puerto Rican audiences and the Puerto Rican diaspora, broader Latino audiences, military and veterans communities and audiences interested in war films, historical dramas and independent film. The Company also intends to engage audiences through ancillary and derivative exploitation of the Picture, including merchandising, publishing, music and soundtrack exploitation.

The Company's potential commercial counterparties and customers may include domestic and international distributors, streaming platforms, broadcasters, exhibitors, sales agents, licensees, merchandising and publishing partners, music and soundtrack partners and other entertainment companies that may distribute, license, acquire, co-produce or otherwise commercially exploit the Picture or rights related thereto.

Intellectual Property

The Company owns the intellectual property rights relating to the Picture and its development materials, including the completed short film, screenplay and related materials and the applicable allied, ancillary and derivative rights.

The Company has not obtained, and has not filed applications for, any registered copyrights or trademarks relating to the Picture or its related intellectual property.

The Company may enter into additional assignments, licenses, talent agreements and other agreements relating to the development, production, distribution and exploitation of the Picture in the ordinary course of business.

Competition

The Company competes with independent film production companies, entertainment studios and other companies developing, producing and commercializing original motion pictures and entertainment intellectual property. The market for motion picture financing, production, distribution and audience attention is highly competitive, and the Company will compete with companies that may have substantially greater financial, production, distribution and marketing resources.

The Company intends to differentiate the Picture through its portrayal of the Borinqueneers' experiences during the Korean War, focus on Puerto Rican history and identity, community-driven audience engagement and integration of music and cast participation into its marketing strategy. The Company intends to reach both audiences interested in historical war dramas and communities with a cultural or personal connection to the story.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, including those of Puerto Rico and any other jurisdiction in which production activities occur. These laws and regulations are subject to change. Film production permits and licenses will be obtained in the ordinary course as production commences.

Any production incentives included in the financing plan remain subject to the applicable approvals, eligibility requirements, production deadlines, qualifying expenditures and other conditions.

The Company previously sought judicial review of a determination by the Puerto Rico Department of Economic Development and Commerce denying a second extension of the deadline to commence principal photography under its tax-incentive decree for the project. On February 27, 2026, the Puerto Rico Court of Appeals affirmed that determination in Case No. TA2025RA00381. The decision did not itself revoke the decree. The Company recognized a noncash loss of $125,000.00 in 2025 on the tax-incentive deposit after the required deadline to commence principal photography was not met and the deposit became nonrecoverable. The Company intends to submit a new application for a Puerto Rico tax-incentive decree once sufficient financing has been raised. The Company also intends to apply for Kentucky production incentives in connection with its proposed production in Puerto Rico and Kentucky. The availability and amount of anticipated incentives remain subject to new approvals, eligibility requirements and other applicable conditions. See "Risk Factors."

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

USE OF PROCEEDS

The following table illustrates how we intend to use the proceeds received from this Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees [1]	20%	$15,000	6.00%	$60,000
Film Development & Pre-Production	53.34%	$40,000	20.00%	$200,000
Film Production	0.00%	$0	74.00%	$740,000
Marketing & Distribution	13.33%	$10,000	0.00%	$0
Working Capital & General Corporate Purposes	13.33%	$10,000	0.00%	$0
Total	**100%**	**$75,000**	**100%**	**$1,000,000**

[1] The Intermediary's cash fee is the greater of $15,000.00 or six percent (6%) of the amount raised. Accordingly, the fee equals $15,000.00 (20%) at the Target Offering Amount and $60,000.00 (6%) at the Maximum Offering Amount. The table assumes no investments qualifying for the reduced 3% commission rate.

The Company has broad discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Anthony Nardolillo	Manager and President	Manager and President of Borinqueneers Film LLC: August 2023–Present. Responsible for management of the Company and oversight of the development, financing and production of the Picture. NBCUniversal: 2022–Present. Director of episodes of Chicago Med and Chicago Fire. Member of the Directors Guild of America.	Bachelor of Science in Accounting

Biographical Information

Anthony Nardolillo is the Manager, President and sole member of Borinqueneers Film LLC and the director of the Picture. He is a film and television director whose credits include *Chicago Fire*, *Chicago Med* and the feature film *Righteous Thieves*. He oversees the Company's development and financing activities and the proposed production of the Picture.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to applicable law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consists of membership interests representing 100% ownership of the Company, held by Anthony Nardolillo.

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding capital interests consist of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	Anthony Nardolillo holds 100% of the voting power of the Company.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities issued pursuant to this Offering are not membership interests in the Company, and do not confer ownership or voting rights in the Company. The holder of the membership interests controls the Company, subject to applicable law and the Company's contractual obligations, including under the Revenue Participation Agreement.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any options, SAFEs, convertible notes or warrants outstanding.

Outstanding Debt

As of December 31, 2025, the Company had $33,165.00 outstanding under an unsecured related-party note issued to Anthony Nardolillo on December 31, 2025, with an original principal amount of $53,165.00. The note bore no interest for 2025 and accrues interest at ten percent (10%) per annum beginning January 1, 2026. The note matures upon the Company becoming fully financed, within five (5) days of commencement of principal photography.

As of December 31, 2025 and 2024, the Company also reported a $625,000.00 noncurrent, nonrecourse film financing liability. Repayment is contingent solely upon sufficient revenues from the Picture, and the Company has no obligation to repay that financing from its general assets. The applicable recoupment premium and net-profit participation are described under "Previous Offerings of Securities."

The Company had a $100,000.00 related-party loan outstanding as of December 31, 2024, which Anthony Nardolillo personally repaid on behalf of the Company on December 30, 2025. See "Transactions with Related Persons and Conflicts of Interest."

Ownership

The table below lists the owners of twenty percent (20%) or more of the Issuer's outstanding voting securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anthony Nardolillo	100% of the Company's membership interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2025, the Company had $48,731.00 in cash and cash equivalents and total assets of $280,281.00, including $231,550.00 in capitalized film development costs. For the year ended December 31, 2025, the Company reported no revenues and a net loss of $250,556.00, including a noncash loss of $125,000.00 on the tax-incentive deposit.

As of December 31, 2024, the Company had $417,472.00 in cash and cash equivalents and total assets of $597,672.00, including a $125,000.00 tax-incentive deposit and $55,200.00 in capitalized film development costs. For the year ended December 31, 2024, the Company reported no revenues and a net loss of $127,328.00.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has financed development of the Picture through a private investment of $625,000. A separate private investment of $250,000 and the additional financing described under "Previous Offerings of Securities" funded development work that included production of the completed short film.

As of December 31, 2025, the Company had total liabilities of $658,165.00, consisting of the $625,000.00 nonrecourse film financing liability and the $33,165.00 related-party note described under "Outstanding Debt," and an accumulated member's deficit of $377,884.00. Cash used in operating activities during 2025 was $301,906.00. The Company's recurring losses, negative operating cash flows and dependence on external financing raise substantial doubt about its ability to continue as a going concern. Management's plans and subsequent financing have not fully alleviated that substantial doubt.

Repayment of the $250,000.00 development financing and its twenty percent (20%) premium is contingent upon the Picture being greenlit for feature production, as described under "Previous Offerings of Securities." The three $21,667.00 development investments and their twenty percent (20%) premiums are repayable from the production budget once the Picture is fully financed, no later than the first day of principal photography. Closing this Offering alone shall not trigger those repayments. Such repayments do not terminate the existing investors' subsequent Investor Pool or fixed net-profit participation rights, as described under "Revenue Participation Interests."

The Company does not expect to begin generating revenues until the fourth quarter of 2027 and anticipates revenues continuing into 2028.

The Company currently anticipates that the production budget for the Picture will be approximately $25 million, although the final production budget and production locations have not yet been finalized. The Target Offering Amount of $75,000 is less than the anticipated production budget; the Maximum Offering Amount of $1,000,000 also falls substantially below the anticipated production budget. Accordingly, substantial additional financing will be required to finance and complete the Picture even if the Maximum Offering Amount is raised. The amount required will depend on the final production budget, financing already received and the amount ultimately raised in this Offering.

The Company may seek to finance the balance through a combination of the following:

Industry film financing. The Company intends to seek financing from institutional and industry sources, including film finance funds, equity financiers, co-production partners, and strategic corporate partners. The terms of any such financing may differ from the terms of this Offering and may include different economic terms or repayment or other priority rights senior to Investors if commercially necessary. The Company has held discussions with prospective institutional financiers whose participation may depend on the results of this Offering and the attachment of additional principal cast. There can be no assurance that these discussions will result in financing.

International pre-sales. Following attachment of principal cast, the Company may seek to license distribution rights in one or more international territories in advance of production in exchange for minimum guarantees, which may be discounted with a lender to fund production.

Production incentives. The Company intends to pursue Puerto Rico and Kentucky production tax credits and other available governmental production incentives, and may obtain bridge or gap financing secured by such incentives. The status of the Company's Puerto Rico tax-incentive decree is discussed under "Governmental/Regulatory Approval and Compliance." Anticipated incentives remain subject to applicable approvals and conditions and may not be available in the amounts or at the times contemplated.

The Company does not currently anticipate any material capital expenditures other than expenditures relating to the development, production, marketing, distribution and exploitation of the Picture as described in the "*Use of Proceeds*" section of this Form C.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of the price of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Material Changes and Other Information

None

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company previously received private film financing under the following arrangements:

In November 2024, the Company received nonrecourse film financing of $625,000.00 for development of the Picture, including writer fees, intellectual property option fees, producer fees, location scouting, and the Puerto Rico tax-incentive application fee. The investment provides for recoupment of principal plus a twelve and one-half percent (12.5%) premium and a fixed participation equal to two and one-half percent (2.5%) of one hundred percent (100%) of net profits from the Picture. The financing was documented in an agreement dated February 25, 2025 acknowledging the prior receipt of those funds. Recoupment is payable solely from revenues of the Picture on a pari passu and pro rata basis with Investors in this Offering, before net-profit distributions. The financing confers no membership interest in the Company.

Pursuant to a financing agreement dated March 7, 2026, the Company received $250,000.00 to finance development of the Picture, including production of the short film, consisting of $75,000.00 at the time of the agreement and the remaining $175,000.00 subsequently. The investment provides for repayment of principal plus a twenty percent (20%) premium from the earliest available feature production financing proceeds when the Picture is greenlit for production and a fixed participation equal to four percent (4%) of one hundred percent (100%) of net profits from the Picture. Closing this Offering alone shall not trigger repayment. The agreement was originally entered into by 13 Paces LLC, an entity controlled by Anthony Nardolillo, and was assigned to the Company with the investor's written consent effective May 1, 2026. The financing confers no membership interest in the Company.

On April 29, 2026, the Company received three investments of $21,667.00 each to finance development of the Picture, including production of the short film. Each investment provides for repayment of principal plus a twenty percent (20%) premium from the production budget once all financing for the Picture has been raised, no later than the first

day of principal photography, and a fixed participation equal to 0.25% of one hundred percent (100%) of net profits from the Picture. The allocation of these fixed net-profit participations between the Investor Pool and Producer Pool is described under “Revenue Participation Interests.”

The foregoing financings were conducted in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director, manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer’s outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer’s last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) during the preceding twelve-month period, including the amount the Issuer seeks to raise in this Offering, in which any of the following persons had or is to have a direct or indirect material interest: (i) any director, manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer’s outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

During 2023, Anthony Nardolillo personally obtained $100,000.00 in development financing and advanced the funds to the Company. The amount was presented as a related-party loan as of December 31, 2024. During 2025, Mr. Nardolillo personally repaid the obligation on behalf of the Company, including a $20,000.00 settlement premium paid from his personal funds. The loan was fully repaid as of December 31, 2025.

During the year ended December 31, 2025, the Company engaged in related-party transactions involving loans and advances from Anthony Nardolillo, both directly and through 13 Paces LLC, a single-member limited liability company wholly owned by Anthony Nardolillo.

The transactions are summarized as follows:

Related Party	**Loan Advances to Company**	**Loan Repayments**	**Net Position**
13 Paces LLC	$15,200	$7,380	$7,820 payable
Anthony Nardolillo (personal)	$24,680	$36,393	($11,713)
Combined Total	**$39,880**	**$43,773**	**($3,893)**

The combined reconciliation reflects repayments exceeding total advances by $3,893.

The Company has reclassified that $3,893 excess repayment as salary paid to Anthony Nardolillo for services rendered, rather than as repayment of a loan.

On August 18, 2025, the Company reimbursed Anthony Nardolillo, its sole member and President, $5,900 for flights and hotels.

On November 13, 2024, the Company made a $7,000 payment to 13 Paces LLC, a single-member LLC wholly owned by Anthony Nardolillo. The payment represented repayment of amounts previously advanced by 13 Paces LLC to cover expenses incurred in connection with the development of the film The Borinqueneers. These expenses related

to film development activities undertaken prior to the repayment date. The payment was recorded as a repayment of a related-party loan and not as a new film development expense in 2024.

On December 31, 2025, the Company entered into an unsecured loan agreement with Anthony Nardolillo for an original principal amount of $53,165.00. As of December 31, 2025, $33,165.00 remained outstanding. The note bore no interest for 2025, accrues interest at ten percent (10%) per annum beginning January 1, 2026, and matures upon the Company becoming fully financed, within five (5) days of commencement of principal photography.

Effective May 1, 2026, 13 Paces LLC, an entity controlled by Anthony Nardolillo, assigned to the Company its rights and obligations under the March 7, 2026 financing agreement for $250,000.00, with the investor's written consent. The Company assumed the producer's obligations under that agreement, including the repayment premium and net-profit participation described under "Previous Offerings of Securities."

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
- Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

- Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
- Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.the65thmovie.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

- the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
- the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
- the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Borinqueneers Film LLC
(Issuer)

By:

/s/Anthony Nardolillo
(Signature)

Anthony Nardolillo
(Name)

Manager and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anthony Nardolillo
(Signature)

Anthony Nardolillo
(Name)

Manager and President
(Title)

11/4/26
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

BORINQUENEERS FILM LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member of
Borinqueneers Film LLC
San Juan, Puerto Rico

We have reviewed the accompanying financial statements of Borinqueneers Film LLC (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, member's deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company remains in the development and pre-production stage and has not generated revenues since inception, has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

November 2, 2026
Calabasas, CA 91302

BORINQUENEERS FILM LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 48,731	$ 417,472
Film Tax Credit Deposit	-	125,000
Total Current Assets	**48,731**	**542,472**
Intangible Assets	231,550	55,200
Total Assets	**$ 280,281**	**$ 597,672**
LIABILITIES AND MEMBER'S DEFICIT		
Current Liabilities:		
Related Party Loan	$ -	$ 100,000
Total Current Liabilities	**-**	**100,000**
Non-recourse Film Financing Liability	625,000	625,000
Related Party Note, net of current portion	33,165	-
Total Noncurrent Liabilities	**658,165**	**625,000**
Total Liabilities	**658,165**	**725,000**
MEMBER'S DEFICIT		
Member's Deficit	(377,884)	(127,328)
Total Member's Deficit	**(377,884)**	**(127,328)**
Total Liabilities and Member's Deficit	**$ 280,281**	**$ 597,672**

See accompanying notes to financial statements.

BORINQUENEERS FILM LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	125,556	127,328
Total Operating Expenses	**125,556**	**127,328**
Operating Loss	**(125,556)**	**(127,328)**
Interest Expense	-	-
Loss on Film Tax Credit Deposit	125,000	-
Loss Before Provision for Income Taxes	**(250,556)**	**(127,328)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (250,556)**	**$ (127,328)**

See accompanying notes to financial statements.

(in , $US)		Member's Deficit
Balance—December 31, 2023	**$**	**-**
Net Loss		(127,328)
Balance—December 31, 2024	**$**	**(127,328)**
Net Loss		(250,556)
Balance—December 31, 2025	**$**	**(377,884)**

See accompanying notes to financial statements.

BORINQUENEERS FILM LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (250,556)	$ (127,328)
Noncash loss on film tax credit deposit	125,000	-
Cash payments for capitalized film costs	(176,350)	(55,200)
Net Cash Used In Operating Activities	**(301,906)**	**(182,528)**
CASH FLOW FROM FINANCING ACTIVITIES		
Cash proceeds from Film Financing	-	500,000
Proceeds on Related Party Loan	33,165	100,000
Repayment of Related Party Loan	(100,000)	-
Net Cash Provided/(Used) in Financing Activities	**(66,835)**	**600,000**
Change in Cash	**(368,741)**	**417,472**
Cash —Beginning of The Year	417,472	-
Cash—End of The Year	**$ 48,731**	**$ 417,472**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 20,000	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Film tax credit deposit funded directly by investor on behalf of the Company	$ -	$ 125,000

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Borinqueneers Film LLC (the "Company") was formed on October 12, 2023, under the laws of the Commonwealth of Puerto Rico. The financial statements of Borinqueneers Film LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Juan, Puerto Rico.

The Company was formed solely for the purpose of developing and producing the feature film previously entitled "The Borinqueneers," now titled "The 65th." All intellectual property contracts, writing agreements, producer agreements, and investor agreements are entered into by the Company. The Company is owned and managed by Anthony Nardolillo, who serves as the sole member and manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash exceeded FDIC insured limits by $0 and $149,985, respectively

Film Development Costs
The Company capitalizes costs incurred in connection with the development and pre-production of its feature film project in accordance with ASC 926-20, Entertainment—Film: Other Assets—Film Costs. Costs directly associated with the acquisition of story and screenplay rights, writer and producer fees, option payments for underlying rights, production legal fees related to film contracts and intellectual property, and pre-production crew fees incurred after the Company's commitment to produce the film are capitalized as film development costs on the balance sheet. Costs that do not meet the criteria for capitalization, including general overhead, casting costs incurred prior to a production commitment, location scouting fees, and other period costs, are expensed as incurred.

Capitalized film costs are stated at the lower of unamortized cost or net realizable value. Amortization commences upon the film's initial release or delivery to a distributor and is calculated using the individual-film-forecast method, under which costs are amortized in proportion to the ratio of revenue recognized in the current period to total estimated remaining lifetime revenues from all sources. If total lifetime revenues cannot be reasonably estimated at the time of release, the Company will amortize film costs on a straight-line basis over the estimated useful life of ten (10) years from the date of initial release.

The Company evaluates the recoverability of capitalized film costs at each reporting date. If the unamortized balance exceeds the estimated fair value of the film, the excess is written down to fair value and recognized as an impairment loss in the period in which the impairment is identified.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Film revenue will be recognized upon delivery and acceptance of the completed film by distributors or licensees, in accordance with the terms of the applicable distribution or licensing agreements. The Company has not yet generated revenue as of December 31, 2025.

Income Taxes
The Company is organized as a limited liability company under the laws of the Commonwealth of Puerto Rico and is treated as a corporation for Puerto Rico income tax purposes under the Puerto Rico Internal Revenue Code of 2011. Accordingly, the Company is subject to Puerto Rico income taxes, including an annual minimum tax of $500. For U.S. federal income tax purposes, the Company is treated as a disregarded entity, and its taxable income or loss is attributable to its sole member. Accordingly, no provision for U.S. federal income taxes is reflected in the accompanying financial statements.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Film Financing Liabilities
The Company recognizes film financing arrangements based on their contractual terms and economic substance. Conventional debt instruments, including development loans, are initially recognized at the principal amount received. Interest expense is accrued over the period the debt is outstanding using the applicable interest rate stated in the agreement. The liability is derecognized upon repayment of the principal and accrued interest.

Non-recourse film financing arrangements, under which repayment is contingent solely upon the film generating sufficient gross receipts and the Company has no obligation to repay from its own funds or assets, are classified as non-recourse film financing liabilities on the balance sheet. These arrangements are not classified as equity, as the Company retains full ownership of the film. No interest expense is recognized on non-recourse arrangements unless contractually stipulated.

Related Party Transactions
The Company identifies and discloses material transactions and balances with related parties, including its sole member and manager, in accordance with ASC 850, Related Party Disclosures.

Loans from related parties are recognized as liabilities when funds are received from related parties. Such loans are classified as current or noncurrent liabilities depending on the repayment terms and expected timing of settlement.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. FILM TAX CREDIT DEPOSIT

During 2024, Omega International LLC, an investor in the Company, paid $125,000 directly to the Puerto Rico Department of Economic Development and Commerce on behalf of the Company in connection with a film tax exemption decree. The payment was made as a condition of accepting the decree, which required the commencement of principal photography no later than March 6, 2025.

As of December 31, 2024, the Company recognized the $125,000 payment as a film tax credit deposit. Since the amount was paid directly by Omega on the Company's behalf, the transaction did not involve any cash receipts or disbursements by the Company and was disclosed as a noncash investing and financing activity.

In January 2025, the anticipated investor financing was withdrawn, preventing the Company from commencing principal photography within the required period. Consequently, the deposit became nonrecoverable, and the Company recognized a noncash loss of $125,000 in the statement of operations for the year ended December 31, 2025.

4. DEBT

Related Party Loans
During the years presented, the Company borrowed money from the founder, Anthony Nardolillo. The details of the loans from the founder and sole member are as follows:

				As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Anthony Nardolillo	$ 33,165	Fiscal Year 2025	No set maturity	$ -	$ 33,165	$ 33,165	$ -	$ -	$ -
Anthony Nardolillo	100,000	Fiscal Year 2024	No set maturity	-	-	-	100,000	-	100,000
Total				$ -	$ 33,165	$ 33,165	$ 100,000	$ -	$ 100,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

Non-Recourse Film Financing

The Company entered into a financing arrangement with Omega International LLC ("Omega") for the development and production of the Film. The arrangement was documented in an agreement dated February 25, 2025, which acknowledged the previous receipt of financing totaling $625,000.

Under the terms of the agreement, Omega is entitled to recoup its original contribution of $625,000 plus a 12.5% premium from the Film's future gross receipts, in priority to other distributions. In addition, Omega is entitled to 2.5% of the Film's net profits following the gross receipts allocation.

The financing is non-recourse, with repayment contingent upon the Film generating sufficient gross receipts. The Company has no obligation to repay Omega from its general assets if the Film does not generate sufficient revenues. Omega does not hold any membership interest in the Company as a result of the financing arrangement.

As further discussed in Note 3, Omega paid $125,000 directly to the Puerto Rico Department of Economic Development and Commerce on the Company's behalf during 2024 in connection with the film tax credit deposit.

As of December 31, 2025 and 2024, the outstanding non-recourse film financing liability amounted to $625,000 in each year and was classified as a noncurrent liability in the accompanying balance sheets, considering the contractual repayment terms and anticipated timing of film revenues.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Film Development Costs	$ 231,550	$ 55,200
Intangible Assets, at cost	**231,550**	**55,200**
Accumulated Amortization	-	-
Intangible Assets, net	**$ 231,550**	**$ 55,200**

No amortization has been recognized during the years ended December 31, 2025 and 2024, as the film has not yet been released or delivered to a distributor.

6. EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2025:

As of Year Ended December 31, 2025

Member's name	Ownership percentage
Wayne Anthony Nardolillo	100.0%
TOTAL	**100.0%**

Borinqueneers Film LLC is a limited liability company organized under the laws of the Commonwealth of Puerto Rico on October 12, 2023. The Company was formed for the purpose of development, financing, production, acquisition, ownership, licensing, distribution, and exploitation of motion pictures and related intellectual property. The Company is a single-member LLC, with Wayne Anthony Nardolillo as the sole Member holding 100% of the membership interests, including all associated economic, voting, and governance rights. The Company is manager-managed, with Wayne Anthony Nardolillo serving as the initial Manager. The Manager has exclusive authority to manage and control the Company’s business and affairs, including entering into contracts, obtaining financing, and managing production assets. Distributions are made at the discretion of the Manager, subject to applicable law, contractual obligations, and reasonable reserves for expenses and liabilities. No provision of the Operating Agreement guarantees any return of capital, profit, or distribution to the Member. The Company’s fiscal year is the calendar year. The Company maintains its books and records in accordance with the accounting method selected by the Manager in consultation with the Company’s tax and accounting advisers.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company’s operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company’s operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

8. RELATED PARTY TRANSACTIONS

During 2023, Mr. Nardolillo, the sole Member and Manager of the Company, personally obtained $100,000 in development financing from Omega Overseas Investments and provided the funds to the Company for use in film development activities. This amount has been reclassified and presented as a loan from the Managing Member to the Company as of December 31, 2024. During the year ended December 31, 2025, Mr. Nardolillo personally repaid the $100,000 obligation on behalf of the Company, including a $20,000 settlement premium paid from his personal funds. The loan is presented as fully repaid as of December 31, 2025.

During the year ended December 31, 2025, the Company received advances from and made repayments to Anthony Nardolillo and 13 Paces LLC (a single-member limited liability company wholly owned by Anthony Nardolillo) in connection with film development activities. Total advances received amounted to $39,880 and total repayments made amounted to $43,773. Repayments exceeded advances by $3,893, which has been reclassified as salary paid to Anthony Nardolillo for services rendered. In addition, the Company reimbursed Anthony Nardolillo $5,900 for travel expenses incurred in connection with film development activities.

On December 31, 2025, the Company entered into a loan agreement with Anthony Nardolillo, the sole Member and Manager of the Company. Under the terms of the agreement, Anthony Nardolillo provided a loan in the principal amount of $53,165 to the Company. The loan is unsecured and bears no interest for the year ended December 31, 2025. Interest at a rate of 10% per annum begins to accrue on January 1, 2026. The loan matures upon the Company becoming fully financed, within five days of the commencement of principal photography. The loan is governed by the laws of the State of California. As of December 31, 2025, the outstanding balance of the loan was $33,165, classified as a non-current liability on the accompanying balance sheet, as repayment is contingent upon the Company becoming fully financed and commencement of principal photography, which is not expected within twelve months of the balance sheet date.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company remains in the development and pre-production stage and has not generated revenues since inception. The Company has a net operating loss of $125,556, an operating cash outflow of $125,556, member's deficit of $377,884 and liquid assets in cash of $48,731, which less than a year worth of cash reserves as of December 31, 2025. The Company's limited liquidity, recurring losses, and continued dependence on external financing to fund its development and production activities raise substantial doubt about its ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Management intends to fund the Company's ongoing operations and planned film production activities through additional debt and/or equity financing. However, the Company has not yet secured sufficient financing to fund its anticipated operating and production requirements, and there can be no assurance that additional financing will be obtained on acceptable terms or that the Company will generate sufficient revenues to sustain its operations.

If the Company is unable to secure sufficient financing, it may be required to delay, reduce, or discontinue its planned development and production activities. Management has concluded that the subsequent financing obtained does not fully alleviate the substantial doubt as of the date these financial statements were issued. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

In March 2026, Max Rositsan ("EP/Producer") entered into a Short Form Financing Agreement with 13 Paces LLC Inc., a related entity controlled by Anthony Nardolillo, pursuant to which Mr. Rositsan committed to provide $250,000 in non-recourse production financing for the Film. The full amount of $250,000 has been received by the Company ($75,000 at the time of the Financing Agreement on March 7, 2026, and the remaining $175,000

subsequently). On May 1, 2026, 13 Paces LLC Inc. assigned its rights and obligations as Producer under the Financing Agreement to Borinqueneers Films LLC, with the express written consent of Mr. Rositsan. As a result, Borinqueneers Films LLC assumed the Producer position under the Financing Agreement effective May 1, 2026. The financing is non-recourse and does not confer any membership interest in the Company to Mr. Rositsan. Mr. Rositsan is entitled to receive repayment of the full $250,000 plus a 20% premium ($50,000), payable from the earliest available financing proceeds upon the film being greenlit for full-length feature production, and is entitled to 4% of net profits. The Company retains 100% ownership of the Film.

In April 2026, the Company entered into separate financing agreements with Steve Dubb, Stephen Dubb, and Gregory Cook, each contributing $21,667 in non-recourse production financing, for an aggregate contribution of $65,001. Each investor is entitled to recoup 100% of their respective contribution plus a 20% premium, payable from the financing budget of the full-length feature film no later than the first day of principal photography. In addition, each investor is entitled to 0.25% of net profits. The Company retains 100% ownership of the film.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT B

Form of Revenue Participation Agreement

BORINQUENEERS FILM LLC

REVENUE PARTICIPATION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER SUCH RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE RISK OF LOSS OF THE INVESTOR'S ENTIRE INVESTMENT.

This Revenue Participation Agreement (this "Agreement") is made effective as of the date of the Investor's execution or electronic acceptance and is entered into by and between Borinqueneers Film LLC, a Puerto Rico limited liability company (the "Company"), and the undersigned investor (the "Investor" or "Purchaser"). The Investor may execute this Agreement manually, electronically through the Intermediary's platform or by any other method accepted by the Company and the Intermediary. The Investor and any permitted transferee of a Security or security entitlement that becomes bound by this Agreement are each referred to herein as a "Holder."

The parties hereby agree as follows:

1. **The Offering.**

1.1. **Offering Terms.** The Company is conducting an offering pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding ("Regulation CF") of up to $1,000,000 of revenue participation interests (the "Revenue Participation Interests" or the "Securities") at a purchase price of $1.00 per Security (the "Offering"). The Target Offering Amount is $75,000 and the Offering Deadline is March 1, 2027. The Offering is being conducted through OpenDeal Portal LLC d/b/a Republic (the "Intermediary") pursuant to the Company's Form C filed with the U.S. Securities and Exchange Commission, as amended or supplemented from time to time (the "Form C"). Capitalized terms used but not defined herein have the meanings given to them in the Form C. The Investor understands that the Securities are being offered without registration under the Act.

1.2. **Picture.** The "Picture" means the feature-length motion picture currently entitled *The 65th*. A change in the title of the Picture will not affect the rights granted under this Agreement.

1.3. **Participation Purchase Price.** The Investor's "Participation Purchase Price" means the aggregate gross amount paid by the Investor for the Revenue Participation Interests purchased in the Offering, without deduction for intermediary fees, commissions or other offering expenses. The aggregate Participation Purchase Price paid by all Investors in the Offering excludes Revenue Participation Interests issued to the Intermediary as compensation because no cash purchase price is paid for such interests.

1.4. Participation Percentage. The "Participation Percentage" with respect to any Holder means the number of Revenue Participation Interests held by such Holder divided by the aggregate number of Revenue Participation Interests issued in connection with the Offering, including the Revenue Participation Interests issued to the Intermediary as described in Section 1.5. Each Holder will be entitled to its Participation Percentage of the portion of the Investor Pool allocated to the holders of Revenue Participation Interests pursuant to Section 3.4(c). The Participation Percentage will not be used to determine Recoupment Amounts, which will be determined as provided in Section 3.4(a).

1.5. Intermediary Securities. As compensation for its services in connection with the Offering, the Intermediary will receive Revenue Participation Interests equal to two percent (2%) of the total number of Revenue Participation Interests issued in the Offering. Such Revenue Participation Interests will be of the same class and have the same terms, conditions and rights as the Revenue Participation Interests sold to Investors and will be included in determining each Holder's Participation Percentage. Because the Intermediary will pay no Participation Purchase Price for its Revenue Participation Interests, its Recoupment Amount, calculated pursuant to the same formula applicable to Investors, will be zero.

2. Purchase and Sale of Securities; Closing.

2.1. Purchase and Sale. The Company agrees to issue, sell and deliver to the Investor, and the Investor agrees to purchase from the Company, the number of Revenue Participation Interests set forth on the Investor Signature Page or otherwise reflected in the Investor's accepted investment commitment on the Intermediary's platform, in exchange for the Participation Purchase Price.

2.2. Acceptance of Investment Commitments. Investment commitments are not binding on the Company until accepted in accordance with the Offering procedures described in the Form C and on the Intermediary's platform. The Company reserves the right, subject to applicable law and the Form C, to reject an investment commitment in whole or in part. If an investment commitment is rejected or cancelled in accordance with Regulation CF, the applicable funds will be returned in accordance with the Offering procedures described in the Form C. The Investor's execution or electronic acceptance of this Agreement constitutes the Investor's subscription for the Securities and does not limit any cancellation or reconfirmation right available under Regulation CF, the Form C or the Offering procedures. If the investment commitment is timely cancelled or is not accepted by the Company, this Agreement will terminate with respect to that commitment and no Securities will be issued.

2.3. Closing. The closing of the purchase and sale of the Securities (each, a "Closing") will occur on the Offering Deadline or at such earlier or intermediate closing as may be conducted in accordance with Regulation CF and the Form C. The Investor's funds will be held by the escrow agent identified in the Form C (the "Escrow Agent") and released at the applicable Closing in accordance with the Offering procedures. Upon a Closing, the Company will issue the applicable Revenue Participation Interests in uncertificated book-entry form and cause the Securities to be registered and held in accordance with the applicable holding arrangement described in Section 4.3. The Company shall appoint a transfer agent for the Securities (the "Transfer Agent"). Payment for the Securities shall be received by the Escrow Agent from the Investor by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the applicable Closing, in the amount of the Participation Purchase Price. Upon the Closing, the Investor shall receive

notice and evidence of the entry of the number of Securities owned by or held for the benefit of the Investor reflected on the books and records maintained pursuant to the applicable holding arrangement described in Section 4.3, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Act.

3. Revenue Participation Rights.

3.1. Gross Proceeds. "Gross Proceeds" means one hundred percent (100%) of non-refundable amounts actually received by or credited to the Company, or received by a collection account manager or other collection agent for the account of or on behalf of the Company, from the distribution, licensing, sale or other exploitation of the Picture throughout the world, in perpetuity and in all media now known or later developed.

Gross Proceeds include amounts received from theatrical, non-theatrical, television, streaming, digital, airline, home entertainment and other distribution of the Picture and from the exploitation of allied, ancillary or derivative rights relating thereto, including licensing, merchandising, publishing, soundtrack and music rights and other commercial exploitation of the Picture and its underlying intellectual property.

With respect to any remake, sequel, prequel, spin-off, episodic series or other derivative production based upon the Picture or its underlying intellectual property, Gross Proceeds will include any option fee, purchase price, license fee, royalty, producer participation or other consideration received by or credited to the Company in connection with such derivative production. Gross Proceeds will not include the gross revenues of a separately financed derivative production itself except to the extent such revenues are payable to or received by the Company pursuant to its rights therein.

Gross Proceeds will not include amounts constituting financing of the Picture, including investments, loans, grants, minimum guarantees or advances used to finance production, except to the extent any such amount subsequently becomes non-refundable consideration payable for the exploitation of the Picture. For the avoidance of doubt, any minimum guarantee or distribution advance that becomes non-refundable consideration for the grant or exploitation of distribution or other rights in the Picture will constitute Gross Proceeds when and to the extent it becomes non-refundable, notwithstanding that such amount may have been used to finance production.

Tax credits, rebates and other governmental production incentives will not constitute Gross Proceeds and may be applied to production costs or the repayment of any tax credit or other financing incurred against such incentives; provided that, to the extent any such amounts are actually received and retained by the Company after payment of applicable production costs and repayment of any financing secured by or otherwise payable from such amounts, the net amount thereof will be deemed Gross Proceeds and distributed pursuant to the waterfall described in Section 3.4.

3.2. Adjusted Gross Proceeds. "Adjusted Gross Proceeds" means Gross Proceeds less all actual, verifiable third-party costs and expenses incurred in connection with the distribution, licensing and other exploitation of the Picture, including distribution and sales agency fees and expenses, advertising and marketing expenses, collection account fees, legal and other third-party exploitation costs, residuals and other guild or union obligations, delivery expenses, taxes and other customary third-party costs directly attributable to the exploitation of the Picture.

No cost or expense may be deducted more than once or deducted to the extent it has previously been paid or reimbursed from production financing or another source and is not itself subject to recoupment from Gross Proceeds. Except as otherwise disclosed in the Form C, payments to the Company or its affiliates will not be deductible unless they constitute reimbursement of actual third-party costs or are incurred on terms no less favorable to the Picture than would reasonably be available in an arm's-length transaction. Where a third party deducts a fee or expense before remitting amounts otherwise includable in Gross Proceeds, that fee or expense may be taken into account in determining Adjusted Gross Proceeds only once.

In determining the amount of Adjusted Gross Proceeds available for distribution, the Company may establish reasonable reserves for anticipated expenses, liabilities and obligations relating to the Picture. Amounts placed in reserve will not constitute permanent deductions from Adjusted Gross Proceeds and, when no longer reasonably required, will be released and become available for distribution under the waterfall described in Section 3.4.

3.3. Participating Financing; Offering Financing Percentage. "Participating Financing" means the aggregate cash financing contributed prior to the commencement of principal photography to finance the development and production of the Picture by Investors in this Offering and all other investors whose financing is entitled to recoup the amount invested plus the applicable contractual premium, on a pari passu basis with the Investors in this Offering, and thereafter participate in the Investor Pool. Participating Financing does not include non-participating debt or other loans, bridge or gap financing, tax credits or tax credit financing, grants, minimum guarantees, pre-sales, deferred compensation or other financing or consideration that is not entitled to participate in the Investor Pool.

The percentage of the Participating Financing represented by this Offering (the "Offering Financing Percentage") will equal the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture.

The Company may obtain additional financing for the Picture at any time. To the extent any additional financing constitutes Participating Financing, such financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool attributable to the holders of the Revenue Participation Interests issued in this Offering. To the extent additional financing does not constitute Participating Financing, including debt, bridge or gap financing, tax credit financing or other non-participating financing, such financing will not reduce the Offering Financing Percentage, although such financing may have repayment or other rights that are senior to distributions payable to Investors. The final Offering Financing Percentage cannot be determined until all Participating Financing has been contributed and, in any event, will be fixed no later than the commencement of principal photography.

3.4. Investor Recoupment and Participation. Subject to the terms of this Agreement, Adjusted Gross Proceeds available for distribution will be applied as follows:

(a) First, subject to the repayment of any loans, advances, bridge, gap or other debt or debt-equivalent financing having priority over the Participating Financing, one hundred percent (100%) of Adjusted Gross Proceeds available for distribution will be distributed to all investors providing Participating Financing for the Picture, including Investors in this

Offering and any other investors providing Participating Financing before or after this Offering, in proportion to their respective unrecouped Recoupment Amounts, on a pari passu and pro rata basis, until each such investor has received its Recoupment Amount in full. Each Investor in this Offering will have a "Recoupment Amount" equal to one hundred twenty percent (120%) of such Investor's Participation Purchase Price, consisting of the return of such Investor's Participation Purchase Price plus a twenty percent (20%) premium. The Recoupment Amount for the existing $625,000.00 development financing is one hundred twelve and one-half percent (112.5%) of the amount financed, reflecting its twelve and one-half percent (12.5%) premium, and shall be recouped on a pari passu and pro rata basis with Investors in this Offering.

(b) Second, following payment in full of all Recoupment Amounts, any fixed or determinable deferred compensation, bonuses and other deferred production compensation payable to cast, crew, producers or other service providers in connection with the Picture pursuant to bona fide written agreements, other than contingent profit or revenue participations, will be paid;

(c) Thereafter, all remaining Adjusted Gross Proceeds will constitute "Net Proceeds," of which fifty percent (50%) will constitute the "Investor Pool" and fifty percent (50%) will constitute the "Producer Pool."

The holders of the Revenue Participation Interests issued in this Offering, including the Intermediary, will collectively be entitled to that portion of the Investor Pool equal to the Offering Financing Percentage. Each such Holder will be entitled to its Participation Percentage of such amount.

Accordingly, if this Offering constitutes all of the Participating Financing for the Picture, the holders of the Revenue Participation Interests will collectively be entitled to the entire Investor Pool. If the Company obtains additional Participating Financing, the holders of the Revenue Participation Interests will be entitled to a proportionately smaller share of the Investor Pool.

The Offering Financing Percentage cannot be determined at the time an Investor makes an investment commitment and will not be fixed until the Company has obtained all Participating Financing for the Picture, which in any event must occur prior to the commencement of principal photography. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of the Offering, without notice to or the consent of the Holders. Each acceptance of additional Participating Financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool to which the Holders are collectively entitled. Additional Participating Financing will not reduce the Recoupment Amount payable to any Investor; however, because all investors providing Participating Financing recoup on a pari passu and pro rata basis, additional Participating Financing will increase the aggregate amount required to be recouped and may delay or reduce the likelihood that an Investor receives its Recoupment Amount in full. Upon commencement of principal photography, the Offering Financing Percentage will be fixed, and subsequent recoupment or distributions will not change the Offering Financing Percentage.

Any contingent profit or revenue participations granted to producers, actors, directors, writers or other service providers in connection with the Picture will be charged against the Producer Pool and

will not reduce the Investor Pool or the Recoupment Amounts payable to Investors, unless otherwise specifically disclosed in the Form C.

3.5. Existing Fixed Net-Profit Participations. Certain existing development investors, including investors who financed the completed short film as development material for the Picture, have negotiated fixed net-profit participations, as described in the Form C. Each such investor will receive its ordinary pro rata share of the Investor Pool, and any additional amount required to satisfy its fixed net-profit participation will be paid solely from the Producer Pool. Such additional amounts will not reduce the allocations to other investors from the Investor Pool. Three (3) development investments of $21,667.00 each also provide for repayment of principal plus a twenty percent (20%) premium from the production budget once the Picture is fully financed, no later than the first day of principal photography. A separate $250,000.00 development investment provides for repayment of principal plus a twenty percent (20%) premium from the earliest available feature production financing proceeds when the Picture is greenlit for production. Closing this Offering alone shall not trigger that repayment. Any principal and premium so repaid will reduce the applicable investor's unrecouped Recoupment Amount to prevent duplicate recovery of the same principal and premium. Repayment of principal and premium, including repayment from production financing, shall not terminate the existing investors' subsequent participation in the Investor Pool or their fixed net-profit participations. The original principal amounts of the existing $625,000.00 financing, the separate $250,000.00 financing and each of the three $21,667.00 financings shall remain included in Participating Financing for purposes of calculating the Offering Financing Percentage and their pro rata shares of the Investor Pool; such repayments shall reduce only their unrecouped Recoupment Amounts.

3.6. Payment to Holders. Any recoupments and returns to which Holders are entitled under Section 3.4 will be paid on a quarterly basis for the first three (3) years following the Company's first receipt of Gross Proceeds, with each quarterly payment due within ninety (90) days following the end of the applicable calendar quarter, commencing with the first calendar quarter in which the Company receives Adjusted Gross Proceeds available for distribution. Thereafter, payments, if any, will be made annually within ninety (90) days following the end of each calendar year, in each case subject to the Company's receipt of amounts available for distribution and any permitted reserves. Each payment will be accompanied by a statement setting forth in reasonable detail the calculation of the amount paid. The Company may withhold from any payment amounts required to be withheld under applicable law, and any amount so withheld and remitted to the applicable governmental authority will be treated as paid to the applicable Holder for purposes of this Agreement and, where applicable, credited against such Holder's Recoupment Amount.

3.7. No Guaranteed Return. The Revenue Participation Interests are speculative investments. There can be no assurance that the Picture will be completed, distributed or commercially successful or that the Picture will generate sufficient Gross Proceeds or Adjusted Gross Proceeds to permit any Investor to receive all or any portion of such Investor's Recoupment Amount. Even if an Investor receives its full Recoupment Amount, there can be no assurance that the Picture will thereafter generate sufficient Net Proceeds to result in any additional distributions from the Investor Pool. A Holder may lose its entire investment.

3.8. Priority; Unsecured Obligation. The Revenue Participation Interests are unsecured contractual obligations of the Company and do not create a lien or security interest in any asset of the Company or the Picture. Payments under this Agreement are subject to the priority of

financing and other obligations described in Sections 3.3 and 3.4, and applicable creditor-priority, insolvency and bankruptcy laws will control in the event of insolvency or dissolution. For the avoidance of doubt, each Recoupment Amount and all other payments under this Agreement are payable only from amounts available for distribution in accordance with this Agreement and do not constitute an unconditional obligation to repay principal or a debt payable on a fixed maturity date.

3.9. Non-Financial Perks. Any non-financial investment perks offered in connection with the Offering, as described in the Form C or on the Intermediary's platform, are promotional benefits separate from the Revenue Participation Interests and do not increase or otherwise modify a Holder's Participation Percentage, Recoupment Amount, economic rights, voting rights, management rights, creative approval rights or other rights under this Agreement. Eligibility, availability and fulfillment of such perks will be governed by the disclosures in the Form C and on the Intermediary's platform, as applicable.

4. Transferability and Record Ownership.

4.1. Regulation CF Transfer Restrictions. During the one-year period beginning on the date the Securities are issued, a Holder may not transfer the Securities except as permitted by Rule 501 of Regulation CF, including transfers (a) to the Company, (b) to an accredited investor as defined in Rule 501(a) of Regulation D under the Act, (c) as part of an offering registered with the U.S. Securities and Exchange Commission, or (d) to a member of the family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a member of the family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstances. For purposes of this Section, "member of the family" has the meaning provided in Regulation CF.

4.2. Additional Transfer Conditions. Any transfer of Securities or security entitlements, whether during or after the one-year restriction period and whether pursuant to an instruction through a BIT or otherwise, must comply with applicable law, this Agreement and the procedures applicable to the holding arrangement described in Section 4.3. The Company, Transfer Agent or Custodian, as applicable, may require a transferee (a "New Holder") to provide information and documentation, complete verification procedures and expressly agree to be bound by this Agreement as may reasonably be required before giving effect to a transfer. A New Holder shall be bound by this Agreement as an Investor for so long as it holds the applicable Security or security entitlement. Upon effectiveness of a transfer under the applicable holding arrangement, the transferring Holder assigns to the New Holder all of the transferring Holder's rights, title and interest under this Agreement with respect to the transferred Security or security entitlement.

4.3. Holding and Registration of Securities.

4.3.1. Direct Registered Holding. If the Securities are held directly by Investors, the Securities shall be issued as uncertificated securities in book-entry form and registered on the books and records maintained by the Transfer Agent in the name of the applicable Holder or its permitted assigns. The Transfer Agent will maintain the official record of ownership of the Securities and will record issuances and transfers in accordance with applicable law and its applicable procedures. The Company and the Transfer Agent may treat the person reflected in such books and records as the Holder for all purposes, including payment of amounts under this Agreement, until a permitted transfer

is properly recorded. In such case, a transfer of a BIT may constitute an instruction to register a corresponding transfer of the Security, but the BIT and blockchain records shall not independently constitute the official record of ownership. No physical certificate is required.

4.3.2. Indirect Holding Through Custodian. If the Company determines that the Securities shall be held through a Custodian, the Company and Investor appoint and authorize BitGo Bank & Trust, National Association, together with its successors and assigns (the "Custodian"), for the benefit of Investor, to hold the Securities in registered form in the Custodian's name or in the name of its nominee for the benefit of Investor and Investor's permitted assigns.

The Securities shall be issued in uncertificated, book-entry form. The Company shall cause the Securities to be registered in the name of the Custodian or its nominee, and the Custodian shall hold the Securities for the benefit of Investor through the applicable securities account or other custodial arrangement maintained by the Custodian. The Custodian may acquire the Securities as a "protected purchaser" within the meaning of Section 8-303 of the applicable Uniform Commercial Code, and Investor may acquire a "security entitlement" with respect to the Securities in accordance with Article 8 of the applicable Uniform Commercial Code and the applicable custody or account agreement.

Investor authorizes the Company to cause the Securities to be registered in the name of the Custodian or its nominee and agrees to establish and maintain such account and enter into such custody, account or other agreement as the Custodian may require. The rights and obligations of Investor and the Custodian with respect to such account, the Securities and any related security entitlement shall be governed by the applicable agreement between Investor and the Custodian. If BITs are issued in respect of Securities held through the Custodian, a transfer of a BIT may constitute an entitlement order or other instruction to the Custodian in accordance with its applicable procedures. The Custodian may, in accordance with the applicable custody or account agreement, assign or delegate its rights or obligations and transfer the Securities to any permitted successor, assign, affiliate or nominee without the consent of Investor or the Company.

4.3.3. Applicable Holding Arrangement. The Company may determine the holding arrangement applicable to the Securities, provided that the applicable arrangement shall be disclosed to Investors and reflected in the applicable books and records. The Company may transition the Securities from one permitted holding arrangement to another, subject to applicable law and the procedures, agreements and actions required by the Transfer Agent, Custodian or other applicable service provider. If the Securities are held directly, the Investor or permitted assign reflected in the Transfer Agent's books and records shall be the legal record holder. If the Securities are held through the Custodian, the Custodian or its nominee shall be the legal record holder, and the Investor's beneficial interest or security entitlement shall be reflected in the applicable custodial records.

4.4. Blockchain Instruction Tokens.

4.4.1. Within one hundred and eighty (180) days of a Closing, a Holder may be able to receive one digital blockchain token (each, a "Blockchain Instruction Token" or "BIT") in respect of each Security held by or for the benefit of the Holder, to the Holder's eligible wallet address on the applicable blockchain. The Company has the right, but not the obligation, to mint and distribute BITs to or for the benefit of Holders. BITs, if issued, may serve as a technological means of providing

(a) an instruction to the Company or Transfer Agent to register a transfer of the corresponding Security, where the Security is registered directly in the name of the Holder, or (b) an entitlement order or other instruction to the Custodian holding the corresponding Security for the benefit of the Holder, where the Security is held through a custodial or nominee arrangement. A BIT does not independently determine record ownership of the corresponding Security. Ownership of, and rights with respect to, the corresponding Security shall be determined in accordance with the applicable holding arrangement described in Section 4.3.

4.4.2. Ownership or control of a BIT or the wallet in which it is held shall not, by itself, establish record ownership of, or a security entitlement with respect to, the corresponding Security. Ownership and rights shall be determined by the books and records maintained pursuant to Section 4.3, including the records of the Transfer Agent or Custodian, as applicable. Neither the Company, the Transfer Agent, the Custodian nor any other person shall be liable for treating the person reflected in those books and records as the owner or entitlement holder, except as otherwise required by applicable law or ordered by a court of competent jurisdiction.

4.4.3. To the extent applicable law requires an instruction, notice or other writing in connection with a transfer of any Security or security entitlement, such requirement may be satisfied by an electronic record of the applicable transaction on the Republic platform or by the transfer of the corresponding BIT on the applicable blockchain, to the extent such transaction constitutes a valid instruction, entitlement order or other notice under Section 4.3 and the applicable procedures of the Company, Transfer Agent or Custodian.

4.4.4. The Company, Transfer Agent or Custodian, as applicable, may decline to register, recognize or otherwise give effect to a purported transfer of Securities, security entitlements or corresponding BITs that it reasonably believes to be unlawful, unauthorized, fraudulent or otherwise inconsistent with applicable law, this Agreement, applicable transfer restrictions or the procedures governing the applicable holding arrangement. It may take actions with respect to a corresponding BIT reasonably necessary to reflect the applicable books and records, including restricting, cancelling or reissuing a BIT where permitted by the applicable blockchain functionality and procedures.

4.5. No Repurchase Right. The Company has no obligation or contractual right under this Agreement to repurchase or redeem the Securities.

5. Representations, Warranties and Covenants.

5.1. By the Company. As of each applicable Closing, the Company represents, warrants and covenants to the Investor as follows:

5.1.1. The Company is duly formed and validly existing under the laws of the Commonwealth of Puerto Rico and has the limited liability company power and authority necessary to conduct its business as currently conducted and to enter into and perform this Agreement.

5.1.2. The execution and delivery of this Agreement and the issuance, sale and delivery of the Securities have been duly authorized by all necessary action on the part of the Company.

5.1.3. When issued and paid for in accordance with this Agreement, the Securities will be validly issued, fully paid and nonassessable contractual interests of the Company and will conform in all material respects to the description of the Securities in the Form C.

5.1.4. Upon the Company's acceptance of the Investor's investment commitment and the applicable Closing, this Agreement will constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights generally and to general principles of equity.

5.1.5. Assuming the accuracy of the Investor's representations and warranties, no consent, authorization, approval, filing or registration is required in connection with the execution and performance of this Agreement other than filings and actions contemplated by Regulation CF, applicable state securities laws, the Form C or the Offering procedures, or such other matters the absence of which would not materially impair the Company's ability to perform this Agreement.

5.1.6. The execution, delivery and performance of this Agreement and the issuance of the Securities do not conflict in any material respect with the Company's organizational documents, any material agreement binding on the Company or any judgment, order or decree applicable to the Company, except for any conflict that would not materially impair the Company's ability to perform its obligations under this Agreement.

5.1.7. The Company has the right and authority, with respect to the rights in the Picture and its underlying intellectual property owned or controlled by the Company, to grant the contractual revenue participation rights contemplated by this Agreement, subject to the financing, distribution, licensing and other exploitation arrangements permitted by the Form C and this Agreement.

5.1.8. The Company makes no representation, warranty, guarantee or assurance, express or implied, regarding future earnings, commercial success of the Picture, the amount or timing of any payment under this Agreement or the value or future market value of the Securities.

5.1.9. If the Securities are held through the Custodian pursuant to Section 4.3, the Company authorizes the Custodian to hold the Securities in registered form in its name or the name of its nominee for the benefit of Investor in accordance with Section 4.3 and the applicable custody or account agreement. The Custodian shall be an intended third-party beneficiary of the representations, warranties and covenants made by the Company and Investor under this Agreement.

5.2. **<u>By the Investor</u>.** As a material inducement for the Company to enter into this Agreement, the Investor represents, warrants and covenants to the Company as follows:

5.2.1. The Investor has the legal capacity and authority to purchase the Securities, enter into this Agreement and perform the obligations required to be performed by the Investor hereunder, and the purchase will not violate any law, rule, regulation, agreement or investment restriction binding on the Investor.

5.2.2. Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or

permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor. Compliance with Securities, Commodities, & Other Laws. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any applicable state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and other applicable state securities laws which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the Securities or BITs may be deemed "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the Securities and corresponding BITs indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the Securities for resale, and exemptions from registration and qualification may not be available or may not permit the Investor to transfer all or any of the Securities in the amounts or at the times proposed by the Investor. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy. The Investor represents that it is not registered, and is not required to be registered, with the U.S. Securities and Exchange Commission as a broker-dealer, alternative trading system or exchange, and is not a member of, or subject to the rules of, the U.S. Financial Industry Regulatory Authority ("FINRA"). The Investor has also been advised that this Agreement has not been approved for trading by the Commodity Futures Trading Commission (the "CFTC"). The Investor represents that it is not purchasing this Agreement on the basis that it is a contract of sale of a commodity for future delivery (or option on such a contract), a swap or any other instrument subject to the Commodity Exchange Act (the "CEA"). The Investor further understands that neither the Company nor an Affiliate is licensed as a money transmitter ("MT") or a money services business ("MSB"). If the Company or an Affiliate was deemed to be an MT and/or MSB, it would be subject to significant additional regulation. This could lead to significant changes with respect to the Company, how the Securities are structured, how they are purchased and sold, and other issues, and would greatly increase the Company's costs in creating and facilitating transactions in the Securities. Any of these outcomes would negatively affect the value of the Securities.

5.2.3. If the Investor is a natural person, the Investor is at least eighteen (18) years of age. If the Investor is an entity, the person accepting or signing this Agreement on its behalf has authority to bind the entity.

5.2.4. Including the Participation Purchase Price, the Investor has not exceeded the investment limits applicable to the Investor under Rule 100(a)(2) of Regulation CF during the applicable twelve-month period.

5.2.5. The Investor has received or had access to the Form C and the other offering materials made available through the Intermediary and has had an opportunity to review the information the Investor considers necessary to make an informed investment decision. The Investor understands that the Form C may be amended or supplemented in accordance with Regulation CF and that the Investor's rights to cancel or reconfirm an investment commitment will be governed by

Regulation CF and the Offering procedures. The Investor is familiar with the Company's business, financial condition and operations as generally described in the Form C and has relied only on the information contained in the Form C and the materials incorporated therein in deciding to purchase the Securities. Each of the Investor's representations and warranties in this Agreement shall be deemed reaffirmed and confirmed as of the applicable Closing, taking into account all information received by the Investor.

5.2.6. The Investor understands and accepts the risks of an investment in the Securities, including the risks described in the Form C, and is able to bear the loss of the Investor's entire investment. The Investor acknowledges that the offering price was set by the Company and does not reflect an established market valuation of the Company, the Picture or the Securities. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

5.2.7. The Investor is not relying on any communication of the Company, the Intermediary or any of their respective affiliates as investment, legal, tax or accounting advice or as a recommendation to purchase the Securities. The Investor has made an independent investment decision and has had the opportunity to consult the Investor's own professional advisors. Investor confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (b) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor. The Investor acknowledges that information and explanations concerning the Securities' terms shall not constitute investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor their affiliates has acted as the Investor's advisor or made any representation concerning the proper characterization of the Securities for purposes of the Investor's authority or suitability to invest.

5.2.8. The Investor is acquiring the Securities for the Investor's own beneficial account and not with a view to or for resale in connection with an unlawful distribution of the Securities. The Investor understands that the Securities are subject to significant transfer restrictions and that no public or secondary market may develop. The Investor is a resident of the jurisdiction identified on the Investor Signature Page or otherwise provided to the Intermediary, and is not acquiring the Securities as nominee or agent for another person. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor further represents that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. Investor understands that the Securities have not been registered under the Act or any applicable state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the

investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions. The Investor understands that the Company has no obligation or intention to register the Securities for resale or otherwise facilitate their resale, that a secondary market may never develop and that the Investor may be required to bear the economic risks of this investment for an indefinite period. The Investor shall not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or offer or attempt to do so, except as permitted by Rule 501 of Regulation CF and Section 4 of this Agreement.

5.2.9. The Investor understands that no federal or state securities administrator has passed upon the merits or risks of the Securities or made any finding or determination concerning the fairness or advisability of the investment.

5.2.10. The Investor understands that the Securities are contractual revenue participation rights only, are not membership interests or other equity or ownership interests in the Company, do not provide any ownership interest in the Picture or its underlying intellectual property, and do not provide voting, management, creative approval, greenlight or other governance rights. Following the applicable Closing, the Investor shall have no right to withdraw or receive a refund of the Participation Purchase Price, in whole or in part, except as provided in this Agreement or required by applicable law. Nothing in this paragraph limits the Investor's cancellation or reconfirmation rights under Regulation CF before the applicable Closing.

5.2.11. The Investor acknowledges that the Company may abandon the Offering at any time prior to its completion. For any investment commitment that has not closed at the time of such abandonment, this Agreement shall terminate with respect to that commitment, and the Company shall cause the Escrow Agent to return the Investor's funds without interest or deduction. If the Company files a Form C-W in relation to the Offering, the Company shall return the Investor's entire Participation Purchase Price without interest or deduction, including amounts received at any prior Closing. Upon that refund, the Investor's corresponding Securities shall be cancelled and this Agreement shall terminate with respect to those Securities.

5.2.12. The Investor understands that the Securities do not provide anti-dilution or preemptive rights and that the Company may obtain additional Participating Financing or other financing for the Picture without notice to or consent of the Investor. Additional Participating Financing will reduce the Offering Financing Percentage and may delay or reduce the likelihood of payment of the Investor's Recoupment Amount and reduce or eliminate distributions from the Investor Pool.

5.2.13. The Investor is solely responsible for providing and maintaining accurate payment, tax, address and contact information reasonably requested by the Company, the Intermediary or the Custodian, as applicable. The Company may condition payments on receipt of tax forms or other information required by applicable law.

5.2.14. The Investor is solely responsible for implementing reasonable measures to secure any digital wallet, private key or other credential used to receive or hold BITs. Loss or compromise of a private key or other access credential may cause the Investor to lose access to the

applicable BIT; provided that ownership of, or a security entitlement with respect to, the corresponding Security shall be determined pursuant to the applicable holding arrangement described in Section 4.3.

5.2.15. If the Securities are held through the Custodian pursuant to Section 4.3, the Investor directs the Company to issue the Securities in the name of the Custodian or its nominee for the Investor's benefit and agrees to maintain the required custody or securities account in good standing and comply with the applicable custody or account agreement. The Custodian may rely on instructions concerning the Investor's Securities from the Investor or a representative expressly authorized in writing by that Investor, in accordance with the applicable custody or account agreement. The Investor acknowledges that the Custodian is an intended third-party beneficiary of the representations, warranties and covenants made by the Investor and the Company under this Agreement. The Investor shall maintain the custodial account pursuant to a valid and binding custody account agreement (the "Custody Account Agreement"). To the extent any provision of the Custody Account Agreement contradicts this Agreement, the Custody Account Agreement shall take precedence. Any action contemplated by this Agreement and requested by the Company shall be completed by the Investor within thirty (30) calendar days after receipt of the relevant notice, whether actual or constructive, by the Investor or the Custodian as the Investor's agent.

6. General Provisions.

6.1. Entire Agreement. This Agreement, together with the Form C and the documents and instruments expressly incorporated by reference herein, constitutes the entire agreement between the Company and the Investor with respect to the Securities purchased by the Investor and supersedes prior agreements, representations or understandings relating to such Securities. Nothing in this Section limits any rights or obligations arising under applicable securities laws.

6.2. Voluntary Agreement; Independent Advice. Each party acknowledges that it has read and considered this Agreement, understands its contents and is entering into this Agreement voluntarily and based upon its own judgment. Each party has had the opportunity to obtain independent legal, tax, accounting and financial advice regarding this Agreement and the transactions contemplated hereby.

6.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Puerto Rico, without regard to its conflicts of law principles.

6.4. No Injunctive Relief. No Holder will be entitled to enjoin, restrain or otherwise interfere with the development, financing, production or completion of the Picture or the distribution, exhibition, advertising, marketing or other exploitation of the Picture or any allied, ancillary or derivative rights relating thereto. In the event of any breach or alleged breach of this Agreement, a Holder's remedies will be limited to an action at law for monetary damages, an accounting or such other relief as does not enjoin, restrain or otherwise interfere with the foregoing activities. Nothing in this Section is intended to waive any right or remedy that cannot lawfully be waived under applicable federal or state securities laws. The Company's distributors, licensees, exhibitors, sales agents, financiers and other persons engaged in the development, production, distribution or exploitation of the Picture are intended third-party beneficiaries of this Section solely for purposes of enforcing the foregoing restrictions.

6.5. Indemnification. The Investor will indemnify, defend and hold harmless the Company and its affiliates, officers, directors, managers, members, employees and agents from and against any losses, claims, damages, liabilities, costs and expenses, including reasonable attorneys' fees, arising out of or resulting from (a) any material breach by the Investor of any representation, warranty, covenant or agreement contained in this Agreement or (b) any materially false or misleading information provided by the Investor to the Company or the Intermediary in connection with the Investor's purchase or ownership of the Securities; provided that the foregoing will not require the Investor to indemnify any person for such person's fraud, gross negligence, willful misconduct or violation of applicable securities laws.

6.6. Notices. Notices and other communications under this Agreement must be in writing and may be delivered personally, by nationally recognized overnight courier, by registered or certified mail, by electronic mail or through the Intermediary's platform where permitted by the Offering procedures. Notices to the Investor may be sent to the contact information reflected in the Company's, Intermediary's or Custodian's records, as applicable, as updated by the Investor. Notices to the Company may be sent to its principal address reflected in the Form C or to such other address designated by the Company.

6.7. Binding Effect; Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns. A permitted transferee of Securities that becomes bound by this Agreement will succeed to the rights and obligations of the transferor with respect to the transferred Securities.

6.8. Assignment by the Company. The Company may assign this Agreement in connection with a merger, consolidation, reorganization, conversion, sale of all or substantially all of its assets or other successor transaction only if the successor or assignee assumes the Company's obligations under this Agreement in writing. The Company may assign administrative or performance obligations under this Agreement upon written notice to the Holders. The Company will not transfer all or substantially all of its rights in the Picture in a manner that would cause amounts otherwise constituting Gross Proceeds to be received by another person without requiring such person to assume in writing the applicable payment and accounting obligations under this Agreement. The foregoing will not restrict ordinary-course distribution, licensing, sales agency, collection account, financing or similar exploitation arrangements that do not transfer all or substantially all of the Company's rights in the Picture, provided that amounts payable to or for the account of the Company remain subject to this Agreement.

6.9. No Third-Party Beneficiaries. Except as expressly provided in this Agreement, including with respect to the Custodian, and for permitted successors and assigns and Holders of Securities that become bound by this Agreement, nothing in this Agreement is intended to confer any rights or remedies upon any person other than the parties hereto.

6.10. Construction. The terms "including," "include" and "includes" are not terms of limitation and will be deemed followed by "without limitation." Words in the singular include the plural and vice versa as the context requires. References to a person include its permitted successors and assigns. Headings are for convenience only and do not affect interpretation.

6.11. Counterparts; Electronic Signatures. This Agreement may be executed or accepted in counterparts and by electronic means, including through the Intermediary's platform, DocuSign, PDF or other electronic signature method permitted by applicable law. Each counterpart and electronic acceptance will be deemed an original and together will constitute one instrument.

6.12. Severability. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions will remain in full force and effect, and the invalid or unenforceable provision will be modified to the minimum extent necessary to make it valid and enforceable while preserving the parties' intent as closely as possible.

6.13. Further Assurances. Each party will execute and deliver such further documents and take such further actions as may be reasonably necessary to effectuate the purchase, issuance, transfer and administration of the Securities in accordance with this Agreement and applicable law.

6.14. Amendments and Waivers. Any amendment, termination or waiver of this Agreement as between the Company and a Holder must be in writing or electronically accepted by the Company and such Holder, except for administrative, ministerial or non-material changes that do not adversely affect the Holder's economic rights and are reasonably necessary to conform this Agreement to applicable law, the Offering procedures or changes in the Intermediary's administrative processes. No waiver of any breach will be deemed a waiver of any other or subsequent breach.

6.15. Delays or Omissions. No delay or omission by a party in exercising any right, power or remedy under this Agreement will operate as a waiver of that right, power or remedy. All rights and remedies under this Agreement are cumulative unless otherwise expressly provided.

6.16. Privacy. The Company may collect nonpublic personal information regarding Investors from the Offering process, this Agreement, the Intermediary and communications with Investors. The Company may use and disclose such information as reasonably necessary to administer the Securities, make payments, comply with law and obtain legal, accounting, tax, banking, recordkeeping and other services, subject to applicable privacy obligations.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date of the Investor's execution or electronic acceptance.

COMPANY:

BORINQUENEERS FILM LLC

By: ______________________________
Name: Anthony Nardolillo
Title: Manager and President

[INVESTOR SIGNATURE PAGE FOLLOWS]

BORINQUENEERS FILM LLC

REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor:	**Entity Investor:**
Signature	Name of Entity
Print Name	Type of Entity and State of Formation
	Signature of Authorized Representative
	Print Name of Authorized Representative
	Capacity of Authorized Representative

Informational Fields

Full Legal Name:	__________________________________
Full Legal Name of Spouse/Partner, if subscribing as community property, tenancy in common or joint tenancy:	__________________________________
Mailing Address:	__________________________________
	__________________________________
Telephone Number:	__________________________________
Email Address:	__________________________________
Form of Entity and State of Formation, if subscribing as an entity:	__________________________________
Participation Purchase Price:	__________________________________
Number of Securities to be Purchased:	__________________________________

EXHIBIT C

Video Transcripts

Video Transcript: The 65th Trailer

Moncho!

THE 65TH TRAILER STARTS NOW.

THE BORINQUENEERS, A PREDOMINANTLY PUERTO RICAN U.S. ARMY INFANTRY REGIMENT, FOUGHT THROUGHOUT THE KOREAN WAR. IN ITS FINAL MONTHS, AS ARMISTICE TALKS CONTINUED, THEY FACED RELENTLESS ASSAULTS AT OUTPOST KELLY. FOR THREE BRUTAL DAYS, THEY FOUGHT TO HOLD THE LINE.

Look, don't lose sight... Not of me or Moncho. Got that? *!Pierda de vista Ni a mí ni a Moncho Estamos. Va, la lanita.*

Yes *Sí.*

One more thing. That light fuzz of a mustache looks cute. *Otra cosita más. Esa lanita que está ahí linda.*

Down! *Vamos.*

This company will continue to defend this outpost at all costs.

We need more ammo, sir.

Resources have been diverted elsewhere.

Supplies have been diverted. *desviaron los suministros,*

To who? *¿pa dónde?*

Who do you think? For the Americans. *¿Pa quién? ¿Y tú qué? Pa los americanos.*

... we're all Americans right? *Todos somos americanos, ¿verdad?*

Well maybe for ya'll from New York. But for us on the island... *A lo mejor ustedes, los de Nueva York, pero nosotros de la isla... psh*

Effective immediately, only English will be spoken

Yes sir.

BASED ON THE INCREDIBLE TRUE STORY.

Everyone dig in!

How many? *¿Cuántos?*

Five hundred. *Quinientos.*

Boricua! You fight for a land that is not yours. This is not your fight. *¡Boricua! Huyan por un país que no es el suyo. Esta no es su lucha.*

A BATTLE FOR SURVIVAL

Don't leave me! *¡No me dejes!*

A FIGHT FOR RESPECT

What are you doing? *¿Qué hace?*

Making sure they know who was here. *Que sepan quién estuvo aquí.*

The 65th has a reputation. Stubborn and undisciplined

Please, sir, for these men, the mustaches are religious. It's their culture. It's disobedience.

FROM THE WRITER OF ALL QUIET ON THE WESTERN FRONT.

Do you consider yourself an American citizen?

Do you consider me an American citizen, sir?

THE 65TH.

Video Transcript: 65th Call to Action

00:00:03:08 - 00:00:35:03

What does that small island have? That it has so much talent. We are a machine that creates successes. It is our duty to scream out into the world and scream out for them. So we can honor them how we should.

00:00:35:05 - 00:00:48:16

We are going to cook. To make our days we gotta move. We’ve rehearsed. Rafa and I have a very strong plan in place. He's built a great team. My producers have built a great team. We have great production support, and our cast is fucking come in ready, locked and loaded. So let's have fun today and make this happen.

00:00:48:18 - 00:01:17:06

This movie means, it means the world to me. My grandfather fought in the 65th Infantry. It was one of the only things. Or is one of the only things I know about my grandfather. I never got to meet him. So, this movie is deeply personal to me. Especially being Puerto Rican and, and knowing what these men went through, and the fact that this story has not been told, we do feel like it.

00:01:17:06 - 00:01:37:04

It's our it's our duty to do it. Now. You're ready to go. Let me tell you, working with Anthony Nardolillo has been fantastic. So kind of run right here, and you're going to shoot those guys.

00:01:37:06 - 00:01:59:05

He had only explained his vision to me. And it's one thing for someone to tell you what they see, and then it's another thing for them to show you what they see. You're going to get your rifle and bam, right on the face.

00:01:59:07 - 00:02:32:09

Anthony was actually blocking the entire film on action figures . Having Tony as a director was an incredible experience. He’s an actor’s director. haha He gives you a fence then lets you play. the passion that Tony has for this film, the respect that he has for these men and the cohesion and community that he has brought together because he has this vision has been fantastic.

00:02:32:10 - 00:03:00:18

He knows the story inside out. The way that he moves around on set, the way that he has a vision that's so clear and how it communicates it in such an authentic and grounded way is very inspiring. By the end of filming, we became this really united group of people. It's rare, I think, to get to be on set and to feel that sense of camaraderie and to be so aligned in one goal that it all comes together.

00:03:01:00 - 00:03:21:13

And almost in honor of them as a battalion, we were trying to move that way to and just execute. There were people who came to set and, said they were like, this takes weeks, weeks for people to do what you guys did in three days. And, I mean, it just speaks to Tony and, you know, our DP Rafa, and just a whole crew.

00:03:21:13 - 00:03:44:03

There we go. Keep going, keep going. We got the shot and the shot. That's the shot was the shot. That's the shot money. When I came on board. For me particularly was very special because as an island native, I finally got the opportunity to tell stories that really represent my, my heritage and and where I come from.

00:03:49:01 - 00:04:10:19

Oh, I want to say a few words. I wanted to say a few words because this is so special that this thing has done so many profound, like has had such a profound impact on all of us. Oh shit, I'm getting emotional here because, I mean, when we're spread out in the world and you have artists and caring people and and vulnerable people, it doesn't always fit in this.

00:04:10:19 - 00:04:33:04

And, you know, people that feel so much and care so much. And it feels like we just all found each other this weekend. Yo, man, we're tired. It is grueling and harrowing. I don't know what the hell we've gotten so much content. This is unreal. This is special, and I'm just so grateful that we've come together. And I look forward to seeing all of these faces when we do the feature.

00:04:33:06 - 00:04:59:08

Yeah. It's been a journey to just make this short. It's been a fucking... I'm talking about think of the highest mountain you see here. And that's what it's been like trying to just make this. And I just want to say thank you from the bottom of all of our hearts for your commitment, for your drive. So many of us don't know each other.

00:04:59:08 - 00:05:29:05

We never met. And I just I just truly, truly thank you so much for your effort this weekend. Like, if y'all, you know what I'm saying? Like, if y'all invested your own money in this shit and like, again, this is a story that needs to be told. Ismael said. He said, y'all, I'm just so grateful we get to work together that we don't have to fight against each other for the one role that they got that they gave to us in the Seattle through whatever studio film that they don't even want to put Latinos in anymore.

00:05:29:07 - 00:05:53:16

So I just, I just really want to say thank you all. Thank you for writing this. Thank you Sandra. Thank you Tony. Thank you Angela. Albert. Thank you for pushing, pushing and pushing pushing. And like guys, let's just continue to stick together, love each other, lift each other up. You know, it just it it's all it takes us two extra day, three extra days of your life to make something like this happen, yo.

00:05:53:22 - 00:06:09:18

And like, yo, we can do anything, man. You know what I'm saying? So look, especially to all my Boricuas, y'all, we're going to tell this story. I don't give a fuck what we need to do to do it. I don't care. We're going to tell it. We're going to do this. It's not if it's one. Right? Yeah, yeah.

00:06:09:20 - 00:06:13:11

Come on.

00:06:13:13 - 00:06:46:09

There were moments on set that genuinely felt very, solemn, very heavy. Because the story we're telling is not a fantasy. It's not, a beautiful picture of our great heroes. No, it's it's the tragic story of what our heroes had to go through. And it wasn't like a standard experience filming a movie or TV show. This felt incredibly special, and it just felt more important than anything I've ever done before.

00:06:46:11 - 00:07:08:15

My grandfather, who I call papito Laci, look how cute he he served in Korea, with the 65th Infantry Regiment. I have been working closely with a lot of living Borinqueneer veterans. He's 97 years old, and he still he still has nightmares. And so we need to honor these men and we need to we need to tell this story.

00:07:08:15 - 00:07:21:22

We need to correct history. Not a lot of kids know about this story. And I can say that firsthand. I remember being in school not really hearing about the 65th.

00:07:22:00 - 00:07:38:21

The battle of Kelly Hill on October 17th, 1952. What was your position? Radio operator of the company.

00:07:38:23 - 00:07:43:14

There was a lot of prejudice, especially towards us. From video: what the hell is your delay captain. ...with the food.

00:07:43:16 - 00:08:09:11

This is our story. A story every American should know. The heroic act of the 65th Infantry Regiment. The Borinqueneers. I’d love to watch the film before I die.

00:08:09:13 - 00:08:49:00

We didn't want to risk the story being being subject to having to change it to our English, or having to embellish certain things to make it more commercial because the story's never been told and it deserves to be told with integrity, and respect to the cultural nuances. So that's why we made this proof of concept. We did it so that we could then showcase to our community that we're capable, that we've got the team so that we can raise the money on our own to tell the story, that the way that we want to tell it, doing it with complete creative freedom and with your help, that's that's that's you give us that opportunity.

00:08:49:00 - 00:09:01:02

So, so we're excited to join with you in doing that. And we're going to deliver and deliver something that's beautiful and paying homage to the people Puerto Rico.

00:09:01:04 - 00:09:22:04

You already know, what are we doing? You know, what are we doing, What are we doing? What we shootin, what we shootin. Not a student film. This is a fucking war movie. You already know what the fuck we doing, What are we talking about? You know, talking about. I'm different. I'm not from the Bronx. Oh, but that's all right, though, because we still repping.

00:09:22:08 - 00:09:23:00

Puerto Rico, Puerto Rico.